Exhibit 2.1

EXECUTION VERSION

EQUITY PURCHASE AGREEMENT

by and among

ASSURANT, INC.,

INTERFINANCIAL INC.,

CMFG LIFE INSURANCE COMPANY,

and

TRUSTAGE GLOBAL HOLDINGS, ULC

Dated as of March 8, 2021

i

(continued)

(continued)

		Page
ARTICLE V

TAX MATTERS
Section 5.01	Tax Returns	50
Section 5.02	Transfer Taxes	51
Section 5.03	Tax Contests	51
Section 5.04	Cooperation	51
Section 5.05	Tax Sharing Agreements; Straddle Period	52
Section 5.06	Section 338 Elections	52
Section 5.07	Tax Treatment; Purchase Price Allocations	53
ARTICLE VI

CONDITIONS PRECEDENT

Section 6.01	Conditions to Obligations of Buyer and Seller	54
Section 6.02	Conditions to Obligations of Buyer	54
Section 6.03	Conditions to Obligations of Seller	55

ARTICLE VII TERMINATION

Section 7.01	Termination	55
Section 7.02	Effect of Termination	56

ARTICLE VIII

DEFINITIONS
Section 8.01	Certain Terms; Construction	57

ARTICLE IX

MISCELLANEOUS

Section 9.01	Nonsurvival of Representations, Warranties and Covenants	74
Section 9.02	Notices	74
Section 9.03	Amendment; Waivers, etc	75
Section 9.04	Expenses	75
Section 9.05	Governing Law, Etc	76
Section 9.06	Successors and Assigns	76
Section 9.07	Entire Agreement	76

(continued)

		Page
Section 9.08	Severability	77
Section 9.09	Counterparts; Effectiveness; Third Party Beneficiaries	77
Section 9.10	Specific Performance	77
Section 9.11	No Other Representations and Warranties; Due Investigation	77
Section 9.12	Legal Representation; Privilege	78

Schedules
Buyer Disclosure Schedule
Seller Disclosure Schedule

Exhibits
Exhibit A:	Form of Transition Services Agreement
Exhibit B-1:	Mortgage AD Fronting Term Sheet – Reinsurance Agreement
Exhibit B-2:	Mortgage AD Fronting Term Sheet – Administrative Services Agreement
Exhibit C:	Life and Health Reinsurance Term Sheet
Exhibit D:	Purchase Price Allocation

EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT, dated as of March 8, 2021 (this “Agreement”), is made by and among ASSURANT, INC., a Delaware corporation (“Seller”), INTERFINANCIAL INC., a Georgia corporation (“Interfinancial”), CMFG Life Insurance Company, an Iowa stock life and accident & health insurance company (“CMFG Life”), and TruStage Global Holdings, ULC, an Alberta unlimited liability company (“Canada Holdco” and, together with CMFG Life, “Buyer”). Capitalized terms used herein shall have the meanings assigned to such terms in the text of this Agreement or in Section 8.01.

R E C I T A L S:

WHEREAS, Seller is engaged in the Business through the Acquired Companies;

WHEREAS, prior to the date of this Agreement, Seller and Interfinancial have engaged in, and prior to the Closing Date, Seller and Interfinancial intend to engage in, one or a series of restructuring transactions as set forth on Section 4.14(a) of the Seller Disclosure Schedules (the “Pre-Closing Restructuring”) to, among other things, transfer all of the outstanding shares of the common stock of each of AMLIC, USIC, Family Considerations and FamilySide to a newly formed holding company (“New Holdco”) that is a direct, wholly owned Subsidiary of Interfinancial;

WHEREAS, immediately prior to the Closing, Interfinancial will directly own all of the issued and outstanding limited liability company interests of New Holdco (the “New Holdco Units”) and all of the issued and outstanding share capital of ALOC Holdings (the “Canadian Shares” and, together with the New Holdco Units, the “Purchased Equity”);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Seller desires to cause Interfinancial to, and Interfinancial desires to, sell the New Holdco Units to CMFG Life, and CMFG Life wishes to purchase the New Holdco Units from Interfinancial;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Seller desires to cause Interfinancial to, and Interfinancial desires to, sell the Canadian Shares to Canada Holdco, and Canada Holdco wishes to purchase the Canadian Shares from Interfinancial;

WHEREAS, in connection with the sale of the Purchased Equity, Seller and Buyer wish to enter into a transition services agreement substantially in the form attached hereto as Exhibit A pursuant to which Seller or its Affiliates (other than the Acquired Companies) will provide certain services related to the Business, on a transitional basis, to Buyer or its Affiliates (the “Transition Services Agreement”);

NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller, Interfinancial and Buyer agree as follows:

ARTICLE I

Sale and Purchase of Purchased Equity; Closing

Section 1.01 Sale and Purchase of Purchased Equity. Subject to the terms and conditions hereof, at the Closing, Seller shall cause Interfinancial to, and Interfinancial shall, sell the Purchased Equity, to Buyer free and clear of all Liens (other than Liens arising under applicable securities Laws), and Buyer shall purchase the Purchased Equity from Interfinancial, for the Purchase Price, subject to adjustment as set forth in Section 1.05.

Section 1.02 Closing. The closing of the sale and purchase of the Purchased Equity (the “Closing”) shall take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022. In the event the last of the conditions set forth in Article VI has been satisfied or waived no later than five (5) Business Days before the last Business Day of a calendar month (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at such time), the Closing shall take place at 10:00 a.m. on the (x) last day of that same month to be effective as of 11:59:59 p.m. that same day if the last day of that same month is not the last day of Seller’s first, second or third fiscal quarter or (y) first day of the following month to be effective as of 12:00:01 a.m. that same day if the last day of that same month is the last day of Seller’s first, second or third fiscal quarter (the applicable time noted in clause (x) or (y), the “Effective Time”); provided, however, if the day on which the Closing would otherwise occur pursuant to this sentence is not a Business Day, the Closing shall take place on the immediately following Business Day, still to be effective retroactive to the Effective Time. In the event the last of the conditions set forth in Article VI has been satisfied or waived later than five (5) Business Days before the last Business Day of a calendar month (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at such time), the Closing shall take place at 10:00 a.m. on the (i) last day of the following month to be effective as of 11:59:59 p.m. that same day if the last day of that following month is not the last day of Seller’s first, second or third fiscal quarter or (ii) first day of the month after that to be effective as of 12:00:01 a.m. that same day if the last day of that following month is the last day of Seller’s first, second or third fiscal quarter (the applicable time noted in clause (i) or (ii), the “Alternate Effective Time”); provided, however, if the day on which the Closing would otherwise occur pursuant to this sentence is not a Business Day, the Closing shall take place on the immediately following Business Day, still to be effective retroactive to the Alternate Effective Time. Notwithstanding anything contained in this Section 1.02 or any other provision of this Agreement, in no event shall the Closing take place prior to July 31, 2021 absent the mutual written consent of the Parties. It is not a requirement of this Agreement that the Closing occur in a physical meeting, and either party may instead require that the Closing take place electronically. The date on which the Closing actually occurs is referred to hereinafter as the “Closing Date”.

Section 1.03 Buyer’s Closing Date Deliveries. At the Closing, Buyer shall deliver, or cause to be delivered, to Seller the following:

(a) payment of an amount equal to the Purchase Price by wire transfer of immediately available funds to an account designated by Seller at least two Business Days prior to the Closing Date;

(b) a duly executed counterpart of each Ancillary Agreement to which it or any of its Affiliates (including the Acquired Companies) is a party;

(c) (i) a properly completed IRS Form 8023 with respect to AMLIC executed by CMFG Life and (ii) a properly completed IRS Form 8023 with respect to USIC executed by CMFG Life;

(d) the certificate contemplated by Section 6.03(a); and

(e) such other agreements, documents, instruments or certificates as may be reasonably required to effectuate the transactions contemplated by this Agreement.

Section 1.04 Seller’s Closing Date Deliveries. At the Closing, Seller shall deliver, or cause to be delivered, to Buyer the following:

(a) an instrument of transfer of the New Holdco Units to CMFG Life, free and clear of all Liens (other than Liens arising under applicable securities Laws);

(b) one or more certificates representing all of the Canadian Shares, free and clear of all Liens (other than Liens arising under applicable securities Laws), or duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, and bearing or accompanied by all requisite stock transfer stamps, or affidavit(s) of loss in lieu thereof, transferring the Canadian Shares to Canada Holdco;

(c) a statement, meeting the requirements of Section 1.1445-2(b)(2) of the Treasury Regulations, to the effect that Interfinancial is not a “foreign person” within the meaning of Section 1445 of the Code and the Treasury Regulations thereunder;

(d) a duly executed counterpart of each Ancillary Agreement to which it or any of its Affiliates (other than the Acquired Companies) is a party;

(e) (i) a properly completed IRS Form 8023 with respect to AMLIC executed by Seller and (ii) a properly completed IRS Form 8023 with respect to USIC executed by Seller;

(f) the certificate contemplated by Section 6.02(a); and

(g) such other agreements, documents, instruments or certificates as may be reasonably required to effectuate the transactions contemplated by this Agreement.

Section 1.05 Purchase Price. The purchase price payable by Buyer to Interfinancial for the Purchased Equity shall be an amount equal to (a) One Billion Two Hundred Fifty Million Dollars ($1,250,000,000) (the “Base Purchase Price”), minus (b) the amount of any Leakage that has occurred, minus (c) the amount of any Transaction Related Expenses to be paid by the Acquired Companies after the Closing, plus (d) the Investment Portfolio Adjustment Amount (the sum of (a), (b), (c) and (d), the “Net Base Purchase Price”), plus (e) the product of (i) the Interest Rate multiplied by (ii) the number of whole days that have elapsed from (but excluding) the Balance Sheet Date through (but excluding) the Closing Date divided by 365 multiplied by (iii) the Net Base Purchase Price (such aggregate amount determined by the application of clauses (a)-(e), the “Purchase Price”).

Section 1.06 Closing Statements.

(a) Not less than three Business Days prior to the anticipated Closing Date, Seller shall provide to Buyer a statement (the “Seller Closing Statement”) consisting of a calculation, in reasonable detail, of each component of the Purchase Price, including identifying in reasonable detail (i) all amounts of Leakage that have occurred or will occur at or prior to the Closing, (ii) an estimate of all Transaction Related Expenses to be paid by the Acquired Companies after the Closing and (iii) the Investment Portfolio Adjustment Amount as of the Closing, together with such documentation as is reasonably necessary to support such calculations. The Seller Closing Statement, and the components thereof, shall be prepared in accordance with the Accounting Principles and the terms of this Agreement. Seller shall reasonably cooperate with Buyer in good faith to resolve any dispute Buyer asserts prior to the Closing Date regarding the amounts set forth on the Seller Closing Statement, it being understood that Buyer will have the opportunity to evaluate such amounts following the Closing as set forth in Section 1.06(b) and that the Closing shall not be delayed by reason of any dispute regarding the Seller Closing Statement.

(b) No later than 60 days following the Closing Date (the “Adjustment Period”), Buyer shall prepare and deliver to Seller a statement (the “Buyer Closing Statement”) consisting of its calculation, in reasonable detail, of (i) the amount of any Leakage, including Leakage that was not reported on the Seller Closing Statement and that has been identified by Buyer during the Adjustment Period, (ii) the amount of any Transaction Related Expenses paid or to be paid by the Acquired Companies after the Closing, (iii) the Investment Portfolio Adjustment Amount as of the Closing, (iv) the resulting Purchase Price and (v) a reconciliation of Buyer’s calculations to those of Seller in the Seller Closing Statement, together with such documentation as is reasonably necessary to support such calculations. The Buyer Closing Statement, and the components thereof, shall be prepared in accordance with the Accounting Principles and the terms of this Agreement.

(c) Seller shall have 60 days from the date on which the Buyer Closing Statement is delivered to Seller to review the Buyer Closing Statement (such period of time, the “Review Period”). During the Review Period, Buyer shall cooperate fully with Seller and its Representatives in their review of the Buyer Closing Statement, shall provide, or cause the Acquired Companies to provide, to Seller and its Representatives reasonable access to all books, records and working papers of the Acquired Companies relevant to the Buyer Closing Statement, and shall request, or cause the Acquired Companies to request, that such Acquired Company’s auditors provide to Seller and its Representatives reasonable access to all their working papers relevant to the Buyer Closing Statement; provided that the auditors of Buyer shall not be obligated to make any working papers available to Seller until Seller has signed a customary agreement relating to such access to working papers in form and substance reasonably acceptable to such auditors. The Buyer Closing Statement shall become final and binding upon the parties with respect to all items set forth therein at 5:00 p.m. New York City time on the 60th day of the Review Period, unless Seller gives written notice of its disagreement with the Buyer Closing Statement (such written notice, a “Dispute Notice”) to Buyer on or prior to such time. Any Dispute Notice shall specify in reasonable detail the item or items in dispute (each component thereof, a “Disputed Item”) and the reasons for any disagreement so asserted. If a Dispute Notice is received by Buyer in a timely manner, then the Buyer Closing Statement (as revised in accordance with this sentence) shall become final and binding upon Seller and Buyer on the earlier of (A) the date Seller and Buyer resolve in writing all differences they have with respect to the matters specified in the Dispute Notice or (B) the date all disputed matters are finally resolved in writing by the Independent Accountant in accordance with Section 1.06(d).

(d) If Seller delivers a Dispute Notice, then Seller and Buyer shall seek in good faith to resolve the Disputed Items during the 15-Business Day period beginning on the date Buyer receives the Dispute Notice (such period of time, the “Resolution Period”). During the Resolution Period, Buyer and its auditors shall have access to the working papers of Seller prepared in connection with the Dispute Notice; provided that the auditors of Seller shall not be obligated to make any working papers available to Buyer until Buyer has signed a customary agreement relating to such access to working papers in form and substance reasonably acceptable to such auditors. In the event that Seller and Buyer are unable to agree on any item or items shown or reflected in the Dispute Notice within the Resolution Period, Seller and Buyer shall enter into an engagement letter with the Independent Accountant containing customary terms and conditions for this type of engagement within 15 days of the conclusion of the Resolution Period. Each of Seller and Buyer shall prepare separate written reports of such unresolved item or items specified in the Dispute Notice and deliver such reports, along with copies of the Dispute Notice and the Buyer Closing Statement marked to indicate those line items that remain in dispute, to the Independent Accountant within 15 days after engaging the Independent Accountant. Buyer and Seller shall, within five Business Days thereafter, submit written rebuttal reports to the Independent Accountant, and the Independent Accountant shall have the right to ask questions of both parties relating to their respective submissions. The parties hereto shall use their respective commercially reasonable efforts to cause the Independent Accountant to, as soon as practicable and in any event within 15 days after the earlier of (x) receiving such written reports or (y) the deadline for delivering such written reports, determine whether and to what extent (if any) the Buyer Closing Statement requires adjustment with respect to the calculation of the items set forth therein or the identification of items as Leakage; provided, however, that the dollar amount of each item in dispute shall be determined within the range of dollar amounts proposed by Seller in the Dispute Notice, on the one hand, and Buyer in the Buyer Closing Statement, on the other hand. The parties hereto acknowledge and agree that (i) the review by and determinations of the Independent Accountant shall be limited to, and only to, the unresolved item or items specified in the Dispute Notice and (ii) the determinations by the Independent Accountant shall be based solely on (A) such reports submitted by Seller and Buyer and the information and documents (including work papers) provided to the Independent Accountant which form the basis for Seller’s and Buyer’s respective positions and (B) this Section 1.06 and the definitions in this Agreement related to the calculation of Leakage and the Investment Portfolio Adjustment Amount. The parties hereto shall use their commercially reasonable efforts to cooperate with and provide information and documentation, including work papers, to assist the Independent Accountant; provided that Buyer and Seller shall not be obligated to make any working papers of any auditors of Buyer or Seller, respectively, available to the Independent Accountant until the Independent Accountant shall have signed a customary agreement relating to such access to working papers in form and substance reasonably acceptable to such auditors. Any such information or documentation provided by a party hereto to the Independent Accountant shall be concurrently delivered to the other party hereto, subject, in the case of the Independent Accountant’s work papers, to such other party hereto entering into a customary release agreement with respect thereto. Neither of the parties hereto shall disclose to the Independent Accountant, and the Independent Accountant shall not consider for any purposes, any settlement discussions or settlement offers made by any of the parties hereto with respect to any objection under this Section 1.06(d). The determinations by the Independent Accountant solely as to the amount of the item or items in dispute and the resulting Purchase Price shall be in writing and shall be final, binding, non-appealable and conclusive and shall have the same effect for all purposes as if such determinations had been embodied in a final judgment, entered by a court of competent jurisdiction, and either party hereto may petition the New York courts to reduce such decision to judgment. The fees, costs and expenses of the Independent Accountant shall be borne by Buyer, on the one hand, and Seller, on the other hand, based on the inverse of the percentage of the amounts that the Independent Accountant determines in such party’s favor bears to the aggregate amount of the total disputed matters.

(e) Within three Business Days after the end of the Review Period (if a timely Dispute Notice is not delivered), or upon the resolution of all matters set forth in the Dispute Notice either by mutual agreement of the parties hereto or by the Independent Accountant in accordance with Section 1.06(d):

(i) if the Purchase Price as finally determined exceeds the Purchase Price paid at Closing, Buyer shall pay to Interfinancial, by wire transfer of immediately available funds, an amount equal to such difference; and

(ii) if the Purchase Price as finally determined is less than the Purchase Price paid at Closing, Seller shall cause Interfinancial to pay to Buyer, by wire transfer of immediately available funds, an amount equal to the absolute value of such difference.

Any such amounts paid to Buyer or Seller shall be treated as an adjustment to the Purchase Price for Tax reporting purposes.

Section 1.07 Tax Withholding. Buyer, Seller and their Affiliates shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under any applicable Law. To the extent that amounts are so deducted or withheld and paid over to or deposited with the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Prior to deducting or withholding any amounts from the Purchase Price, Buyer shall use commercially reasonable efforts to provide Seller at least twenty (20) days advance notice of such proposed deduction or withholding (together with the legal basis therefor) and shall provide Seller sufficient opportunity to provide any applicable certificates or documentary evidence or take such other steps in order to reduce or eliminate such withholding or deduction. Without limiting the foregoing, Buyer and Seller shall cooperate in good faith to reduce or eliminate any amounts that would otherwise be deducted or withheld pursuant to this Section 1.07.

ARTICLE II

Representations and Warranties of Seller

Except as set forth in the Seller Disclosure Schedule (it being understood that any information contained therein will qualify and apply to the representations and warranties in this Article II to which the information is stated as referring, and will qualify and apply to other representations and warranties in this Article II to the extent that it is reasonably apparent upon reading such information that such disclosure also qualifies or is responsive to such other representations and warranties), Seller represents and warrants to Buyer, as of the date of this Agreement and as of the Closing Date, as follows:

Section 2.01 Corporate Status.

(a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as conducted.

(b) Interfinancial is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and has all requisite corporate power and authority to carry on its business as conducted.

(c) New Holdco is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. New Holdco was formed solely for the purpose of consummating the transactions contemplated hereby (including the Pre-Closing Restructuring) and has not engaged in any activities or business, and has incurred no liabilities or obligations whatsoever, in each case, other than those incident to its formation and the execution of this Agreement and the consummation of the transactions contemplated hereby.

Section 2.02 Corporate and Governmental Authorization.

(a) Each of Seller and Interfinancial has all requisite corporate power and authority to execute and deliver this Agreement to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the applicable Ancillary Agreements by each of Seller and Interfinancial, the performance of each of Seller’s and Interfinancial’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action of each of Seller and Interfinancial. Each of Seller and Interfinancial has duly executed and delivered this Agreement and, on the Closing Date, it or its Affiliates, as the case may be, will have duly executed and delivered the Ancillary Agreements. This Agreement constitutes, and the Ancillary Agreements when so executed and delivered will constitute, the legal, valid and binding obligation of Seller or its Affiliates, as the case may be, enforceable against Seller or its Affiliates, as the case may be, in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity).

(b) Assuming the truth and accuracy of the representations and warranties of Buyer set forth in Section 3.02, the execution, delivery and performance of this Agreement and the Ancillary Agreements by Seller and its Affiliates, as applicable, and the consummation of the transactions contemplated hereby and thereby, require no action by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act, (ii) compliance with any applicable requirements of the Competition Act, (iii) any filings under Insurance Laws set forth in Section 2.02(b)(ii) of the Seller Disclosure Schedule and (iv) any actions or filings under Laws (other than Insurance Laws), the absence of which would not be, individually or in the aggregate, materially adverse to Seller or materially impair the ability of Seller or its Affiliates to consummate the transactions contemplated hereby or thereby.

Section 2.03 Non-Contravention. The execution and delivery of this Agreement and the Ancillary Agreements by Seller and its Affiliates, as applicable, and the performance of its and their obligations hereunder and thereunder do not (a) conflict with or breach any provision of the Organizational Documents of Seller, its Affiliates, as applicable, or of the Acquired Companies, (b) assuming compliance with the matters referred to in Section 2.02(b), conflict with or breach any provision of any applicable Law, (c) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of a Material Contract or any material Permit of the Acquired Companies or (d) result in the creation or imposition of any Lien other than Permitted Liens on any Assets, except, in the case of clauses (c) and (d), as would not, individually or in the aggregate, constitute a Material Adverse Effect.

Section 2.04 Capitalization; Title to Purchased Equity.

(a) Interfinancial is the record and beneficial owner of 100 units of New Holdco, which units constitute the New Holdco Units and are all of the issued and outstanding equity interests of New Holdco. The authorized capital stock of ALOC Holdings consists of an unlimited number of shares of common stock, without par value, of which only the Canadian Shares are issued and outstanding. Interfinancial is the record and beneficial owner of the Canadian Shares. The New Holdco Units and the Canadian Shares have been duly authorized and validly issued and are fully paid and non-assessable. Interfinancial owns the Purchased Equity, beneficially and of record, free and clear of any Lien.

(b) Except for the Purchased Equity, there are no outstanding (i) shares of capital stock of, or other voting or equity interests in, New Holdco or ALOC Holdings, (ii) securities of New Holdco or ALOC Holdings convertible into or exercisable or exchangeable for shares of capital stock of, or other voting or equity interests in, New Holdco or ALOC Holdings, (iii) options or other rights or agreements, commitments or understandings of any kind to acquire from New Holdco or ALOC Holdings, or other obligation of Seller, Interfinancial, or any of the Acquired Companies to issue, transfer or sell, any shares of capital stock of, or other voting or equity interests in, New Holdco or ALOC Holdings or securities convertible into or exercisable or exchangeable for shares of capital stock of, or other voting or equity interests in, New Holdco or ALOC Holdings, (iv) voting trusts, proxies or other similar agreements or understandings to which Seller, Interfinancial, any of the Acquired Companies is a party or by which Seller, Interfinancial, or any of the Acquired Companies is bound with respect to the voting of any shares of capital stock of, or other voting or equity interests in, or any of the Acquired Companies or (v) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of, or other voting or equity interests, in any of the Acquired Companies (the items in clauses (i), (ii) and (iii) being referred to collectively as the “New Holdco Securities”). There are no outstanding obligations of any of the Acquired Companies to repurchase, redeem or otherwise acquire any New Holdco Securities.

(c) The Acquired Companies have no outstanding indebtedness for borrowed money and there are no outstanding guarantees by the Acquired Companies of indebtedness for borrowed money of any other Person. No Acquired Company has outstanding bonds, debentures, notes or, other than as referred to in this Section 2.04 and Section 2.05, other securities, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the equityholders of New Holdco or ALOC Holdings on any matter.

Section 2.05 Acquired Companies; Ownership Interests.

(a) Each Acquired Company is duly organized, validly existing and in good standing (where such concept is recognized) under the laws of its jurisdiction of formation and has all corporate powers required to carry on its business as conducted. Each Acquired Company is duly qualified to do business as a foreign corporation and is in good standing (where such concept is recognized) in all jurisdictions in which it is required to be so qualified or in good standing, except where the failure to be so qualified or in good standing would not constitute a Material Adverse Effect. The authorized, issued and outstanding shares of capital stock of and other voting or equity interests in the Acquired Companies, the respective jurisdictions of formation of such Acquired Companies and Seller’s direct or indirect ownership interest in such Acquired Companies are identified in Section 2.05(a) of the Seller Disclosure Schedule.

(b) All of the outstanding shares of capital stock of and other voting or equity interests in each Acquired Company have been duly authorized and validly issued, are fully paid and non-assessable and are owned beneficially and of record by Seller or one of its wholly owned Subsidiaries as set forth in Section 2.05(a) of the Seller Disclosure Schedule, free and clear of any Liens. Except as set forth in Section 2.05(a) of the Seller Disclosure Schedule, there are no outstanding (i) shares of capital stock of or other voting or equity interests in any Acquired Company, (ii) securities of any Acquired Company convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Acquired Company or (iii) options or other rights or agreements, commitments or understandings of any kind to acquire from Seller or any of its Affiliates, or other obligation of Seller or any of its Affiliates to issue, transfer or sell, any shares of capital stock of or other voting or equity interests in any Acquired Company or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Acquired Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Acquired Company Securities”). There are no outstanding obligations of any Acquired Company to repurchase, redeem or otherwise acquire any Acquired Company Securities.

(c) Except for securities acquired in connection with ordinary course investment activities, no Acquired Company owns any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any other Person.

Section 2.06 Financial Statements; Reserves; Investment Assets; Accounting Controls.

(a) Seller has made available to Buyer copies of the following financial statements (collectively, the “Financial Statements”): (i) the annual statutory statement of each Insurance Subsidiary as of and for the annual periods ended December 31, 2018 and December 31, 2019, in each case, as filed with the insurance Governmental Authority of the jurisdiction of domicile of such entity and (ii) the annual statutory statement of each Insurance Subsidiary as of and for the annual period ended December 31, 2020 (the “December 2020 Financial Statements”), in each case, as filed with the insurance Governmental Authority of the jurisdiction of domicile of each such entity. The Financial Statements have been prepared in accordance with SAP applied on a consistent basis (except as may be indicated in the notes thereto) and present fairly in all material respects the statutory financial position, admitted assets, liabilities, capital and surplus and results of operations of the applicable entity as of their respective dates and for the respective periods indicated thereby.

(b) Section 2.06(b) of the Seller Disclosure Schedule sets forth an unaudited adjusted consolidated balance sheet of the Acquired Companies as of December 31, 2020 (the “Adjusted December 31, 2020 Balance Sheet”). The Adjusted December 31, 2020 Balance Sheet (i) has been derived from the books and records of Seller and its Subsidiaries (including the Acquired Companies), (ii) has been prepared in good faith in accordance with the Accounting Principles and (iii) fairly presents in all material respects the financial position of the Business as at the date thereof.

(c) The statutory reserves carried on the Financial Statement (i) were or will be computed in all material respects in accordance with generally accepted actuarial principles consistently applied throughout the periods covered by such Financial Statements taken together; (ii) are fairly stated, in all material respects, in accordance with sound actuarial principles; (iii) have been based on actuarial assumptions and methods which produced reserves at least as great as those called for in any applicable Insurance Contract and (iv) satisfied or will satisfy all applicable Law and the requirements of SAP, as the case may be, in all material respects.

(d) Seller has made available to Buyer (i) a true and complete list of all Investment Assets of the Acquired Companies as of December 31, 2020 and (ii) true and complete copies of the investment policies and guidelines applicable to the Acquired Companies’ investment activities as of the date hereof.

(e) The Acquired Companies have designed and maintained systems of internal accounting controls sufficient to provide reasonable assurances that, in all material respects, (i) all transactions are executed in accordance with management’s general or specific authorization, (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with SAP, (iii) access to their property and assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

Section 2.07 No Undisclosed Material Liabilities. Except (a) for liabilities and obligations disclosed or reserved against in the annual statutory statement of each of the Insurance Subsidiaries as of and for the annual period ended December 31, 2020, (b) for liabilities and obligations incurred in the ordinary course of business since December 31, 2020, (c) as set forth in Section 2.07 of the Seller Disclosure Schedule, (d) for liabilities and obligations not required to be disclosed on a balance sheet for the applicable Insurance Company and its Subsidiaries prepared in accordance with applicable SAP, (e) executory liabilities and obligations under any contract, agreement or commitment and (f) liabilities and obligations incurred in connection with the transactions contemplated hereby, since December 31, 2020, the Acquired Companies have not incurred any material liabilities or obligations.

Section 2.08 Absence of Certain Changes. Since the Balance Sheet Date, except for matters undertaken in connection with or as otherwise contemplated by this Agreement and the transactions contemplated hereby and except for any matter related to or caused by any Contagion Event, (i) the Business has been conducted in all material respects in the ordinary course of business, (ii) Seller and the Acquired Companies (as applicable) have not taken any action that would have required the consent of Buyer pursuant to Section 4.01 had such action been taken after the date of this Agreement, and (iii) there has been no Material Adverse Effect.

Section 2.09 Material Contracts.

(a) Section 2.09(a) of the Seller Disclosure Schedule sets forth:

(i) any agreement to which any Acquired Company is a party and that (A) is entered into directly with a third party that is not Seller or any of its Affiliates and (B) either (x) is reasonably expected to give rise to payments on the part of any Acquired Company to and for the benefit of the counterparty thereto (not including payments that are passed through to other parties, including customers, policyholders or claimants) or by or on the part of the counterparty for the benefit of an Acquired Company, in excess of $2,000,000 in the aggregate over the 12-month period beginning January 1, 2020 or (y) is otherwise material to the operation of the Business;

(ii) any agreement to which no Acquired Company is a party but that (A) has been entered into by Seller or an Affiliate of Seller primarily for the benefit of the Business and (B) either (x) is reasonably expected to give rise to payments made by or allocated to any Acquired Company to and for the benefit of the counterparty thereto (not including payments that are passed through to other parties, including customers, policyholders or claimants) or by or on the part of the counterparty for the benefit of an Acquired Company, in excess of $2,000,000 in the aggregate over the 12-month period beginning January 1, 2020 or (y) is otherwise material to the operation of the Business;

(iii) any agreement that is an enterprise-wide agreement entered into by Seller or an Affiliate of Seller not primarily for the benefit of the Business but under which applications or other services and licenses are made available to the Acquired Companies that are material to the operation of the Business;

(iv) any agreement that materially limits the freedom of the Acquired Companies to compete in any line of the Business or with any Person or in any area or that would so limit the freedom of Buyer or its Affiliates or the Acquired Companies after the Closing;

(v) any agreement that is an employment, severance, change in control or offer agreement between the Acquired Companies and any employee or independent contractor of the Acquired Companies who is paid more than $150,000 in annual base salary (other than an offer letter or agreement that is terminable at will or on 30 days’ notice by the Acquired Companies or as required by applicable Law);

(vi) any agreement under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of the Acquired Companies or (B) the Acquired Companies have directly or indirectly guaranteed or agreed to assume any liabilities or obligations of any other Person (in each case other than endorsements for the purpose of collection in the ordinary course of business), other than Intercompany Agreements that will be terminated at or prior to Closing and Insurance Contracts entered into in the ordinary course of business;

(vii) any agreement under which any Acquired Company holds a leasehold interest in any Leased Real Property;

(viii) mortgages, indentures, loan or credit agreements, security agreements and other agreements and instruments relating to the borrowing of money by, or extension of credit to, any of the Acquired Companies; and

(ix) any ceded or assumed reinsurance agreement or treaty, including retrocessional agreements, to which an Acquired Company is a party or under which an Acquired Company has any existing rights, obligations or liabilities, as of the date hereof, other than any such agreement under which the Acquired Company at issue has gross ceded or assumed reserves (calculated in accordance with SAP) of $2,000,000 or less as of the date hereof.

(b) Each agreement disclosed in Section 2.09(a) or Section 2.11(e) of the Seller Disclosure Schedule (each, a “Material Contract”) is a valid and binding agreement of the Acquired Company or Seller or one of its Affiliates, as the case may be (in each case subject to the effects of receivership, bankruptcy, clarification, insolvency, fraudulent conveyance, moratorium, sponsorship or other Laws relating to or affecting creditors’ rights generally and to general principles of equity, whether considered at law or in equity), and is in full force and effect, enforceable in accordance with its written terms and not subject to any understanding or course of dealing between the parties thereto not memorialized in the written agreement, and none of Seller or its Affiliates (including the Acquired Companies) has provided or received any written notice of any default or breach (except for any default or breach that has been cured) under the terms of, or has provided or received any written notice of any intention to terminate, any such Material Contract, and, to the Knowledge of Seller, (i) there are no disputes with respect to any material amounts recoverable or payable by an Acquired Company pursuant to any Material Contract, (ii) no reinsurer party to a ceded reinsurance contract that is a Material Contract has denied coverage with respect to any current or prospective material claim and (iii) no other event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under a Material Contract or result in a termination thereof or would cause or permit the acceleration or termination of or other changes of or to any right or obligation or the loss of any benefit thereunder.

Section 2.10 Properties.

(a) The Acquired Companies have good and valid (and, in the case of Owned Real Property, as of the Closing, New Holdco will have good and valid fee simple) title to, or otherwise has the right to use in all material respects, all of their respective material assets (real and personal, tangible and intangible) (collectively, the “Assets”), in each case free and clear of any Lien other than Permitted Liens.

(b) The Assets constitute all of the material assets used or held for use for the conduct of the Business as of the date of this Agreement. Nothing in this Section 2.10(b) constitutes a representation or warranty with respect to (i) title to or the condition of any assets or properties (whether real or personal, tangible or intangible, owned, leased or held under license) or (ii) intellectual property, any and all representations and warranties with respect to which are set forth solely in Section 2.11.

(c) As of the Closing, (i) the Owned Real Property will be the only real property owned by any of the Acquired Companies, and (ii) the Leased Real Property will be the only real property leased by any of the Acquired Companies.

(d) Seller has not received written notice from any Governmental Authority that the Real Property is not in material compliance with applicable Law, except for failures to comply, if any, which have been remedied.

(e) Seller has not received any written notice of and, to the Knowledge of Seller, there are no public improvements pending or planned that will result in special assessments against or otherwise materially adversely affect any Real Property.

(f) Seller has not received any written notice of any condemnation, requisition or taking by any Governmental Authority with respect to any Real Property.

Section 2.11 Intellectual Property; IT Systems.

(a) Section 2.11(a)(i) of the Seller Disclosure Schedule lists all material applications and registrations for trademarks, copyrights, trade names, service marks, domain names and patents owned by the Acquired Companies as of the date of this Agreement and used in the conduct of the Business. Each of the items set forth in Section 2.11(a)(i) of the Seller Disclosure Schedule and the unregistered Intellectual Property owned by the Acquired Companies as of the date of this Agreement that is necessary for the conduct of the Business (collectively, the “Owned Intellectual Property”) are owned free and clear of all Liens except for Permitted Liens and are valid and subsisting (or in the case of applications, applied for). Section 2.11(a)(ii) of the Seller Disclosure Schedule lists all material proprietary software and material applications and registrations for trademarks and domain names owned by Seller as of the date of this Agreement and used in the conduct of the Business (collectively, the “Transferred Intellectual Property”). As of the date hereof, Seller is the owner of the Transferred Intellectual Property free and clear of all Liens except for Permitted Liens and the Transferred Intellectual Property is valid and subsisting (or in the case of applications, applied for). After giving effect to the Pre-Closing Restructuring, one of the Acquired Companies will own the Transferred Intellectual Property free and clear of all Liens except for Permitted Liens. Neither Seller nor the Acquired Companies have transferred ownership of, or agreed to transfer ownership of, or granted any exclusive licenses to, or agreed to grant any exclusive licenses to any Owned Intellectual Property or Transferred Intellectual Property to any third party. To the Knowledge of Seller, no third party has made any claim of any ownership right, title, interest, claim in or lien on any of the Owned Intellectual Property or any of the Transferred Intellectual Property.

(b) To the Knowledge of Seller, as of the date of this Agreement, (i) neither Seller nor any of the Acquired Companies have received any written notice or claim from and after January 1, 2019 that they are infringing on or have misappropriated the trademark, patent, copyright or trade secret rights of any Person and (ii) there is no unauthorized use, unauthorized disclosures, infringement or misappropriation by any Person of the Owned Intellectual Property or the Transferred Intellectual Property. To the Knowledge of Seller, no Owned Intellectual Property or Transferred Intellectual Property is subject to any proceeding or order or any judgment, settlement agreement or stipulation that restricts in any manner the use, transfer, or licensing thereof, or which may affect the validity, use or enforceability of any Owned Intellectual Property or any Transferred Intellectual Property.

(c) Except, in each case, as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Acquired Companies, (i) none of the Acquired Companies nor the Business are infringing or misappropriating or, since January 1, 2019, has infringed or misappropriated the Intellectual Property rights of any third party, and (ii) Seller and the Acquired Companies have no information indicating that either they or the Business are infringing or misappropriating, or, since January 1, 2019, have infringed or misappropriated, the Intellectual Property rights of any third party.

(d) Except, in each case, as would not, individually or in the aggregate, result in any material liability to the Acquired Companies or the rights of an Acquired Company in the Owned Intellectual Property, all Persons (including but not limited to current and former employees and independent contractors) who created or contributed to any portion of, or otherwise would have rights in or to, Owned Intellectual Property, have executed enforceable written agreements that validly and irrevocably assign to an Acquired Company all of their rights in and to such Owned Intellectual Property, or an Acquired Company owns all such

Owned Intellectual Property pursuant to applicable Law. Except, in each case, as would not, individually or in the aggregate, result in any material liability to the Acquired Companies or the rights of an Acquired Company in the Transferred Intellectual Property, all Persons (including but not limited to current and former employees and independent contractors) who created or contributed to any portion of, or otherwise would have rights in or to, Transferred Intellectual Property, have executed enforceable written agreements that validly and irrevocably assign to Seller all of their rights in and to such Transferred Intellectual Property, or Seller owns all such Transferred Intellectual Property pursuant to applicable Law.

(e) Section 2.11(e) of the Seller Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of all material written licenses to which any of the Acquired Companies is a party, pursuant to which (i) such Acquired Company permits any Person to use any of the Owned Intellectual Property or (ii) any Person permits such Acquired Company to use any Intellectual Property not owned by the Acquired Companies (excluding licenses for non-customized, off-the-shelf software generally available on commercial terms).

(f) The IT Systems material to the Business are adequate and suitable for the purposes for which they are being used as of the date of this Agreement. Seller and the Acquired Companies have developed, implemented, and maintained commercially reasonable written information security, business continuity and disaster recovery plans commensurate with the size and complexity of the Acquired Companies, the nature and scope of their activities, and the sensitivity of the information in the Acquired Companies’ possession, custody, or control, and which contain administrative, technical, and physical safeguards for the protection of IT Systems and the information contained therein. To the Knowledge of Seller, since January 1, 2019 until the date of this Agreement, neither Seller nor any of the Acquired Companies have experienced a failure or other adverse event that caused a disruption, misuse or the unavailability of the IT Systems, or unauthorized access to or disclosure of personally identifiable or confidential information or other material breach of security in relation to the IT Systems, except, in each case, as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Acquired Companies. Seller and the Acquired Companies have used commercially reasonable efforts to implement security patches and updates that are generally available for the IT Systems and to keep the IT Systems in good working order.

(g) Section 2.11(g) of the Seller Disclosure Schedule lists all material information and communication technology systems and equipment owned by, or licensed or leased to, Seller as of the date of this Agreement and used in the conduct of the Business that will be transferred to New Holdco (collectively, the “Transferred IT Assets”). For those Transferred IT Assets owned by Seller, after giving effect to the Pre-Closing Restructuring, New Holdco will own the Transferred IT Assets free and clear of all Liens except for Permitted Liens. Except for information and communication technology and infrastructure used solely with respect to Excluded Services (as defined in the Transition Services Agreement), after giving effect to the Pre-Closing Restructuring and subject to Section 4.10, the Transferred IT Assets, together with the Transferred Intellectual Property, IT Systems and information and communication technology and infrastructure made available under the Transition Services Agreement, will constitute all information and communication technology and infrastructure necessary to carry on the conduct of the Business immediately after Closing in substantially the same manner as the Business is conducted as of the date of this Agreement.

Section 2.12 Privacy and Data Security

(a) The Acquired Companies comply and since January 1, 2019 have complied, in all material respects with all of the following, to the extent applicable to the Acquired Companies and the Business: (i) Privacy and Security Laws; (ii) the applicable Acquired Company’s Privacy and Security Policies; and (iii) contractual requirements or terms of use concerning the Processing of Personal Data to which the Acquired Companies are a party or otherwise bound as of the date hereof.

(b) The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the transfer of all Personal Data in the possession or control of the Acquired Companies to Buyer, do not and will not: (i) conflict with or result in a violation or breach of any of the Acquired Company’s Privacy and Security Policies (as currently existing or as existing at any time during which any Personal Data was collected or Processed by the Acquired Companies); or (ii) require the consent of or notice to any Person concerning such Person’s Personal Data, except, in each case, as would not, individually or in the aggregate, result in any material liability to the Acquired Companies.

(c) Except, in each case, as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Acquired Companies, since January 1, 2019, (i) the Acquired Companies have provided or otherwise made available to its customers in connection with the Business of any Acquired Company, one or more Public Privacy and Security Notices, (ii) to the Knowledge of Seller, no disclosure or representation made or contained in any Public Privacy and Security Notices has been inaccurate, misleading, deceptive, or in violation of any Privacy and Security Laws (including by containing any material omission) and (iii) the Acquired Companies are and since January 1, 2019 have been in compliance with the Public Privacy and Security Notices in all material respects. Seller has delivered or made available to Buyer true, complete, and correct copies of all Public Privacy and Security Notices that are currently or since January 1, 2019 were in effect.

(d) Except, in each case, as would not, individually or in the aggregate, result in a material liability to the Acquired Companies, since January 1, 2019, (i) to the Knowledge of Seller, no Personal Data in the possession or control of the Acquired Companies has been subject to any data breach or other security incident that has resulted in unauthorized access, disclosure, use, denial of use, alteration, corruption, destruction, compromise, or loss of such Personal Data (a “Security Incident”) and (ii) the Acquired Companies have not notified and, to the Knowledge of Seller, there have been no facts or circumstances that would require the Acquired Companies to notify, any Governmental Authority or other Person of any Security Incident.

(e) Except, in each case, as would not, individually or in the aggregate, result in a material liability to the Acquired Companies, since January 1, 2019 until the date of this Agreement, the Acquired Companies have not received any notice, request, claim, complaint, correspondence, or other communication in writing from any Governmental Authority or other

Person, and to the Knowledge of Seller, there has not been any audit, investigation, enforcement action (including any fines or other sanctions), or other claim, suit, action, or proceeding by a third party, relating to any Security Incident or violation of any Privacy and Security Laws, any Acquired Company Privacy and Data Security Policy, or any Person’s individual privacy rights by the Acquired Companies involving Personal Data in the possession or control of the Acquired Companies.

(f) Except, in each case, as would not, individually or in the aggregate, result in a material liability to the Acquired Companies, since January 1, 2019, the Acquired Companies have implemented and maintained all commercially reasonable security measures, plans, policies, procedures, controls, and programs, including a written information security program, to (i) identify and address internal and external risks to the privacy and security of Personal Data in their possession or control; (ii) implement and monitor administrative, technical, and physical safeguards to protect such Personal Data and the operation, integrity, and security of its IT Systems involved in the Processing of Personal Data; and (iii) provide notification in compliance in all material respects with applicable Privacy and Security Laws in the case of any Security Incident.

Section 2.13 Litigation. As of the date of this Agreement, there is no Litigation pending or, to the Knowledge of Seller, threatened against or affecting the Acquired Companies, except (i) claims under Business Insurance Policies arising in the ordinary course of business or (ii) as would not, individually or in the aggregate, constitute a Material Adverse Effect.

Section 2.14 Compliance with Laws; Licenses and Permits.

(a) Except as set forth on Section 2.14(a) of the Seller Disclosure Schedule, (i) the Acquired Companies are in compliance in all material respects with all laws, statutes, ordinances, rules, regulations, judgments, injunctions, orders and decrees (“Laws”) applicable to the conduct of the Business and (ii) none of the Acquired Companies has received, at any time since January 1, 2019 until the date of this Agreement, any written notice from any Governmental Authority regarding any actual or alleged violation of, or failure on the part of any Acquired Company to comply with, any applicable Law that has not been remedied.

(b) The Acquired Companies have all material licenses, franchises, permits, certificates, approvals or other similar authorizations issued by applicable Governmental Authorities and affecting, or relating to, the Assets or the operation of the Business (the “Permits”). As of the date of this Agreement, the Permits are valid and in full force and effect, no Acquired Company is in default under the Permits and none of the Permits will be terminated as a result of the transactions contemplated hereby.

(c) Seller makes no representation or warranty in this Section 2.14 with respect to Litigation matters, environmental matters, employee benefit matters or Tax matters, which matters are exclusively addressed in Section 2.13, Section 2.15, Section 2.17, and Section 2.18, respectively.

Section 2.15 Environmental Matters.

(a) The Acquired Companies are, and for the two (2) years prior to the date of this Agreement have been, in material compliance with all applicable Environmental Laws and are in possession of, and in material compliance with, all Permits required under applicable Environmental Laws (“Environmental Permits”).

(b) As of the date of this Agreement, no Acquired Company has received from any Governmental Authority any written notice of violation or alleged violation of any Environmental Law or Environmental Permit, other than any such violation or alleged violation that has been resolved or for which there are no additional obligations.

(c) As of the date of this Agreement, no Litigation is pending or, to the Knowledge of Seller, threatened against the Acquired Companies arising under any Environmental Law.

(d) To the Knowledge of Seller, there are no active or abandoned aboveground or underground storage tanks, pits, basins, oil-water separators, or other subgrade features located on, and no asbestos contained in or forming any part of, the Real Property.

(e) No Acquired Company has released Hazardous Substances at, under or from the Real Property, which, would require investigation, remediation, or monitoring by the Acquired Companies under applicable Environmental Laws; and to the Knowledge of Seller, there have been no releases of Hazardous Substances at, under, to, or from the Real Property, or any real property formerly owned, leased, or operated by any Acquired Company, in a manner which would reasonably be expected to cause any Acquired Company to incur material Losses, or assume or undertake ongoing obligations or requirements, with respect thereto after the Closing Date.

(f) Seller has provided Buyer with any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, plans related to planned or anticipated capital expenditures related to Environmental Permits and similar documents in Seller’s possession or control with respect to the business of the Acquired Companies, the Real Property, or any real property currently or formerly owned, operated, occupied, or leased by any Acquired Company, and related to compliance with Environmental Laws, Environmental Permits, or the release of Hazardous Materials.

(g) The representations and warranties contained in this Section 2.15 are the sole and exclusive representations made by Seller relating to matters arising under Environmental Laws.

Section 2.16 Employees, Labor Matters, Etc.

(a) No Acquired Company is a party to or is otherwise bound by any collective bargaining agreement with respect to the Employees and, as of the date of this Agreement, there are no labor unions or other organizations or groups representing, purporting to represent or attempting to represent any Employees as of the date hereof. As of the date of this Agreement, there is no pending or, to the Knowledge of Seller, threatened strike, slowdown, picketing or work stoppage by, or lockout of, or other similar labor activity or organizing campaign with respect to, any Employees. The Acquired Companies are in material compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, disability, immigration, health and safety, harassment, non-discrimination, workers’ compensation, unemployment compensation, sick leave and leaves of absence, including those related to the COVID-19 pandemic, employee privacy, employee classification, and wages and hours, and the collection and payment of withholding and payroll Taxes and similar Taxes with respect to the Employees.

(b) There has not been any material Litigation with Seller or the Acquired Companies by any Employees, former employees or beneficiaries of employees (current or former) of the Acquired Companies with respect to their employment, or by any Governmental Entity, including harassment and discrimination claims, or wage and hour claims, that would reasonably be expected to result in material liability to the Acquired Companies and, to the Knowledge of Seller, there are no such threatened claims.

(c) Except as would not result in material liability to the Acquired Companies, a Form I-9 has been completed and retained with respect to each such current US employee and, where required by law, former employees, and, to the Knowledge of Seller, each Employee is duly authorized to work within the United States.

(d) No Canadian Employees of the Acquired Companies are employed under an employment agreement which cannot be terminated upon giving notice of termination and severance pay as required by applicable employment Law.

Section 2.17 Employee Benefit Plans and Related Matters; ERISA.

(a) Section 2.17(a) of the Seller Disclosure Schedule sets forth a true and correct list of all material Company Benefit Plans and identifies whether the plan is provided to employees outside of the United States. Seller has made available to Buyer summaries of each such Company Benefit Plan.

(b) Each Company Benefit Plan intended to be qualified under section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination or opinion letter from the IRS and, to the Knowledge of Seller, there are no existing circumstances or events that would reasonably be expected to result in any revocation of, or a change to, such determination or opinion letter. Each Company Benefit Plan has been funded and operated in accordance with its terms and applicable Law in all material respects.

(c)

(i) No material liability under Title IV of ERISA or with respect to any Company Benefit Plan that provides or promises benefits beyond retirement or other termination of service, except for coverage mandated by Section 4980B of the Code or similar state law has been or is reasonably expected to be incurred by the Acquired Companies (other than periodic premiums, all of which have been paid prior to the due date thereof).

(ii) Except as would not, individually or in the aggregate, result in a material liability to the Acquired Companies, (A) other than routine claims for benefits, there are no pending or, to the Knowledge of Seller, threatened claims by or on behalf of any Employee who is a participant in any of the Company Benefit Plans, or otherwise involving any Employee who is a participant in any Company Benefit Plan, and (B) none of the Company Benefit Plans is presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor, or any other Governmental Authority, domestic or foreign.

(iii) No Acquired Company contributes to or is obligated to contribute to a Multiemployer Plan or a “multiple employer plan” within the meaning of section 4063 or 4064 of ERISA, in each case with respect to the Employees.

(iv) Except as would not, individually or in the aggregate, result in a material liability to the Acquired Companies, (x) no event has occurred, and, to the Knowledge of Seller, no condition or circumstances exists, that could reasonably be expected to subject the Acquired Companies or any Company Benefit Plan to penalties or excise taxes under Sections 4980D, 4980H, or 4980I of the Code or under any provision of the Affordable Care Act and (y) the Acquired Companies have maintained adequate records to enable the Acquired Companies to comply with any reporting obligations it may have under Sections 6055 and 6056 of the Code.

(v) Neither the execution, delivery and performance of this Agreement by Seller nor the consummation of the transactions contemplated by this Agreement will (alone or in combination with any other event) (A) result in an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any Employee or any increased or accelerated funding obligation with respect to any Company Benefit Plan, (B) require any of the Acquired Companies to fund any liabilities or place in trust or otherwise set aside any amounts in respect of any Company Benefit Plan, (C) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code (or any comparable provision of state, local or foreign Tax Laws), (D) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code (or any comparable provision of state, local or foreign Tax Laws), or (E) any obligation to withhold Taxes pursuant to Section 4999 of the Code (or any comparable provision of state, local or foreign Tax Laws).

(vi) Except as would not, individually or in the aggregate, result in a material liability to the Acquired Companies, each Company Benefit Plan maintained outside of the United States (A) if intended to qualify for special tax treatment, meets all the requirements for such treatment and no event has occurred that could reasonably be expected to adversely affect such special tax treatment, (B) if required to be registered or approved by any Governmental Authority, has been so registered or approved and has been maintained in good standing with applicable Governmental Authorities, and (C) if required to be funded, book-reserved or secured by an insurance policy, is fully-funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(vii) Each Company Benefit Plan that provides for deferred compensation within the meaning of Section 409A of the Code is either exempt from the application thereof, or is and at all times has in all material respects been in documentary and operational compliance with Section 409A of the Code and the applicable guidance issued thereunder.

(viii) No Company Benefit Plan is a “pension plan” as defined under applicable Canadian pension benefits legislation, whether or not such plan is eligible for registration thereunder.

(ix) None of the Acquired Companies have any liability for and no Company Benefit Plan provides benefits, including life insurance, health, medical or other welfare benefits with respect to Canadian Employees or former Canadian Employees of such Acquired Company or its beneficiaries or dependents thereof beyond their retirement or other termination of service, and there has been no binding commitment to Canadian Employees by such Acquired Company which promised or guaranteed retiree health or life insurance or other retiree welfare benefits.

(x) No Acquired Company is required to provide any gross up, make whole, or other additional payment with respect to Taxes, interest or penalties imposed under Section 409A or Section 4999 of the Code. The transactions contemplated by this Agreement will not constitute a change in ownership or control of Seller described in Section 280G(b)(2)(A) of the Code and Treasury Regulations Section Q/A 27, 28, or 29.

(d) The representations and warranties set forth in this Section 2.17 are the sole and exclusive representations made by Seller relating to employee benefits matters.

Section 2.18 Taxes.

(a) (i) All material Tax Returns required to be filed by, on behalf or with respect to the Acquired Companies have been duly and timely filed with the appropriate Tax Authority (after giving effect to any valid extensions of time in which to make such filings), (ii) such Tax Returns were correct and complete in all material respects when filed and (iii) all amounts shown on such Tax Returns as due, and all other material Taxes required to be paid by or with respect to the Acquired Companies have been duly and timely paid.

(b) Each of the Acquired Companies has complied in all material respects with all applicable Laws relating to withholding of Taxes and Tax information reporting, and has duly and timely withheld and paid over to the appropriate Tax Authority all material amounts required to be so withheld and paid over.

(c) No written waiver of any statute of limitations relating to material Taxes for which any Acquired Company is liable and that remains in effect has been granted or agreed, and no extension of time with respect to any material Tax assessment or deficiency (other than automatic extensions of the due date of any Tax Returns filed in the ordinary course of business) and that remains in effect has been granted or agreed.

(d) No material Taxes with respect to the Acquired Companies are under audit or examination by any Tax Authority, and no Tax Authority has asserted in writing any material deficiency with respect to Taxes against the Acquired Companies with respect to any taxable period for which the period of assessment or collection remains open. Since 2017, no Acquired Company has received from any Tax Authority a written claim by a Tax Authority in a jurisdiction where an Acquired Company does not file Tax Returns that such Acquired Company is subject to taxation in that jurisdiction.

(e) No Acquired Company is a member of any consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes other than any such group of which Seller is the common parent. No Acquired Company is a party to any Tax sharing or similar Tax agreements (relating to sharing of consolidated, combined or unitary Taxes among members of a consolidated, combined, affiliated or unitary group) pursuant to which it will have any obligation to any Person to make any material payments after the Closing Date, other than any such obligations that arise pursuant to this Agreement. No Acquired Company has any liability for material Taxes of any Person (other than another Acquired Company) (i) arising from the application of Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or (ii) as transferee or successor.

(f) No Liens for Taxes have been filed against any of the Acquired Companies, except for Permitted Liens.

(g) No Acquired Company will be required to include any material item of income in taxable income for any taxable period (or portion thereof) ending after the Balance Sheet Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Balance Sheet Date under section 481 of the Code (or any corresponding provision of state, local or foreign income Tax law), (ii) installment sale or open transaction disposition made on or prior to the Balance Sheet Date, (iii) prepaid amount received on or prior to the Balance Sheet Date, or (iv) use of an improper method of accounting for a taxable period ending on or prior to the Balance Sheet Date. No Acquired Company has participated in a “listed transaction” within the meaning of Treasury Regulations section 1.6011-4(c) within the last five years.

(h) Each Insurance Subsidiary is subject to taxation as a life insurance company under Part I of Subchapter L of the Code, or, as it relates to ALOC, would be subject to taxation under Part I of Subchapter L of the Code to the extent income generated is subject to US income taxation.

(i) A valid election has been made on Form 8832 pursuant to Treas. Regulation Section 301.7701-3(c)(1)(i) to treat ALOC Holdings as a corporation for U.S. federal income tax purposes.

(j) No Acquired Company has or will have or incur any material liability after the Balance Sheet Date under any “hold harmless” indemnification agreements respecting the tax qualification or treatment of any Insurance Contract, product or plan sold, issued, entered into, or administered by any Acquired Company.

(k) No Acquired Company has entered into a closing agreement pursuant to section 7121 of the Code (or any predecessor provision or any similar provision of state or local law) that would be binding upon the Acquired Companies after the Balance Sheet Date nor will be required to include any item of income in taxable income for any taxable period (or portion thereof) after the Balance Sheet Date as a result of any closing agreement.

(l) To the Knowledge of Seller, each Insurance Contract that is developed in Section 817(g) of the Code is adequately diversified, as contemplated in section 817(h) of the Code.

(m) New Holdco is, and has been at all times since its formation, an entity treated as a disregarded entity for U.S. federal income tax purposes, and has not been a party to a merger, liquidation, or other transaction with another legal entity in which it was the surviving entity.

(n) No mark to market election has been made and no accounting method to treat assets as taxed on a fair market value method has been adopted with respect to any Acquired Company assets for U.S. income tax reporting purposes, including with respect to its assets within any Acquired Company that is a controlled foreign corporation.

(o) The Canadian Shares and the New Holdco Units are not “taxable Canadian property” within the meaning of the Tax Act.

(p) None of the Acquired Companies has a permanent establishment in any foreign country other than the country in which such Acquired Company is organized and does not and has not engaged in a trade or business in any foreign country other than the country in which such Acquired Company is organized.

(q) The representations and warranties set forth in Section 2.17 and this Section 2.18 are the sole and exclusive representations made by Seller relating to Taxes.

Section 2.19 Insurance.

(a) Section 2.19(a) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all Acquired Company Insurance Policies currently in force.

(b) The Acquired Company Insurance Policies are sufficient for compliance by each Acquired Company with all requirements of applicable Law and with the requirements of all Material Contracts. All Acquired Company Insurance Policies (i) are in full force and effect and are valid, outstanding and enforceable policies (and will continue to be in full force and effect and valid, outstanding and enforceable following the Closing) and (ii) have not been subject to any lapse in coverage. No Acquired Company is in default with respect to its obligations under any Acquired Company Insurance Policy and all premiums due on each Acquired Company Insurance Policy have been paid in accordance with the payment terms of such Acquired Company Insurance Policy. No Acquired Company has received any notice of cancellation or termination with respect to any Acquired Company Insurance Policy, and to the Knowledge of Seller, no event or condition exists or has occurred that could result in cancellation of any Acquired Company Insurance Policy prior to its scheduled expiration date.

(c) To the Knowledge of Seller, there is no basis for denial of any pending claim under any Acquired Company Insurance Policy.

Section 2.20 Transactions with Affiliates. As of the Closing, all agreements, arrangements and other commitments or transactions to or by which any Acquired Company, on the one hand, and Seller or any of its Affiliates (other than the Acquired Companies), on the other hand, are parties or are otherwise bound or affected shall have been terminated, with no liability to the Acquired Companies.

Section 2.21 Insurance Matters.

(a) Other than the Insurance Subsidiaries, no Acquired Company has issued any Insurance Contracts. All in-force insurance issued, underwritten or assumed by reinsurance by any Insurance Subsidiary consists of life insurance marketed in connection with funeral plans or final expense planning or fixed or variable annuities. All policy and contract forms on which an Insurance Subsidiary has issued Insurance Contracts and all amendments, applications, marketing materials, brochures, illustrations and certificates pertaining thereto, and all rates applicable thereto, have, to the extent required by applicable Law, been approved by all applicable Governmental Authorities or filed with and not objected to by such Governmental Authorities within the period provided by applicable Law for objection. All Insurance Contracts and all such policy and contract forms, amendments, applications, marketing materials, brochures, illustrations and certificates comply in all material respects with, and have been administered in all material respects in accordance with, applicable Law.

(b) As of the date hereof, to the Knowledge of Seller, no Insurance Subsidiary is subject to any pending financial, market conduct or other examination, investigation or material inquiry by an Insurance Regulator. Since January 1, 2019, no material deficiencies or violations with respect to an Insurance Subsidiary have been asserted in writing by any Insurance Regulator or other Governmental Authority, other than any deficiency or violation which has been cured or otherwise resolved to the satisfaction of the Insurance Regulator that noted such deficiency or violation.

(c) All benefits claimed by, or paid, payable, or credited to, any Person under any Insurance Contract since January 1, 2019 have in all material respects been paid or credited (or provision as required under GAAP and SAP for payment thereof has been made) in accordance with the terms of the applicable Insurance Contract, and such payments, credits or provisions were not materially delinquent and were paid or credited (or will be paid or credited) without fines or penalties (excluding interest), except for any such claim for benefits for which the applicable Insurance Subsidiary reasonably believes there is a reasonable basis to contest payment.

(d) Each Insurance Contract has been issued in compliance with and in accordance with the material underwriting standards and guidelines of the applicable Insurance Subsidiary in effect at the time such Insurance Contract was issued. Each Insurance Subsidiary has marketed, sold and issued the Insurance Contracts in compliance in all material respects with applicable Law, including (i) all applicable requirements and prohibitions relating to suitability of sales and replacement of life insurance policies and annuity products, (ii) all applicable requirements relating to the disclosure of the nature of insurance products as policies of insurance, (iii) all applicable legal requirements relating to federal, state, provincial, and territorial securities laws, (iv) all applicable requirements relating to insurance product projections and illustrations and (v) all applicable requirements relating to the advertising, sales and marketing of insurance and annuity products and guaranteed investment contracts. To the Knowledge of Seller, all Funeral Providers that offer preneed or final expense insurance products issued by, or that otherwise provide services to or on behalf of, the Acquired Companies (x) are, and at all times since January 1, 2019 have been, in compliance with all applicable insurance Law and (y) have, and at all times since January 1, 2019 have had, all insurance licenses and other Permits required to conduct business with the Acquired Companies, and all such licenses and Permits are, and at all times since January 1, 2019 when so required have been, in full force and effect. None of the Acquired Companies has any compensation plans or programs within any Material Contract for the payment of compensation to Funeral Providers other than any amount payable under an Insurance Contract upon the occurrence of a claim payable in accordance with the terms therein. Seller has made available the standard forms of contracts that govern the basic relationship between an Acquired Company and any Funeral Provider.

(e) None of the businesses currently engaged in or undertaken by, or previously conducted by, FamilySide, ALOC Holdings, or APRP require it to hold any license or other form of authorization issued by an Insurance Regulator.

Section 2.22 Producers. Since January 1, 2019, Employees and, to the Knowledge of Seller, each other Person, who, in each of the foregoing cases, is performing the duties of Insurance Producer on behalf of the Acquired Companies (each, an “Insurance Representative”), at the time such Insurance Representative offered or produced any insurance business or otherwise performed services for or on behalf of the Acquired Companies for which an insurance license was required by applicable Law, possessed the insurance licenses required by applicable Law (for the type of business written, sold or produced by such Insurance Representative on behalf of the Acquired Companies) in the particular jurisdiction in which such Insurance Representative wrote, sold or produced such business, except as would not, individually or in the aggregate, constitute a Material Adverse Effect.

Section 2.23 Finders’ Fees. Except for Goldman Sachs & Co. LLC, whose fees and expenses will be paid by Seller, there is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of Seller or any of the Acquired Companies who is entitled to any fee or commission from Buyer or any of its Affiliates (including, after the Closing, the Acquired Companies) as a consequence of the consummation of the transactions contemplated hereby.

Section 2.24 No Other Representations and Warranties; Schedules; Contagion Event. None of Seller, any of its Affiliates or any of their respective officers, employees, agents or Representatives, makes or has made any express or implied representation or warranty on behalf of Seller other than those expressly set forth in this Article II. Notwithstanding anything to the contrary contained in this Agreement, any Ancillary Agreement or any other agreement, document or instrument delivered or to be delivered in connection herewith or therewith, Buyer acknowledges and agrees that Seller makes no representations or warranties with respect to, and nothing contained in this Agreement or in any other agreement, document or instrument to be delivered in connection herewith or therewith, is intended or shall be construed to be a representation or warranty, express or implied, of Seller, for any purposes of this Agreement or any other agreement, document or instrument to be delivered in connection herewith or therewith, in respect of (a) the adequacy or sufficiency of Reserves or (b) the effect of the adequacy or sufficiency of Reserves on any line item, asset, liability or equity amount on any financial or other document. Disclosure of any fact or item in any Section of the Seller Disclosure Schedule shall not necessarily mean that such item or fact is material to the Business or financial condition of the Acquired Companies individually or taken as a whole. Buyer agrees that (i) it shall not seek to avoid any obligation under this Agreement based on an argument that a Contagion Event has had or may have a disproportionately adverse effect on the Acquired Companies as compared to other companies operating businesses similar to the Business in the United States, whether based on facts as of the date of this Agreement (whether known or unknown as of the date of this Agreement) or as they may develop or become known between the date of this Agreement and the Closing, and (ii) in making any determination as to whether the Acquired Companies and their respective Representatives have discharged their obligations to operate in the “ordinary course,” use “commercially reasonable efforts” or similar covenants, any actions or omissions should be assessed based on what is practicable or reasonable based on the circumstances created or influenced by a Contagion Event, and its effect on the domestic and international economy, as such circumstances may evolve from time to time prior to the Closing (including considering the direct or indirect impact of any action taken, required or influenced by Governmental Authorities).

ARTICLE III

Representations and Warranties of Buyer

Except as set forth in the Buyer Disclosure Schedule (it being understood that any information contained therein will qualify and apply to the representations and warranties in this Article III to which the information is stated as referring, and will qualify and apply to other representations and warranties in this Article III to the extent that it is reasonably apparent upon reading such information that such disclosure also qualifies or is responsive to such other representations and warranties), Buyer represents and warrants to Seller, as of the date of this Agreement and as of the Closing Date, as follows:

Section 3.01 Corporate Status. CMFG Life is a stock life and accident & health insurance duly organized, validly existing and in good standing under the laws of the State of Iowa. Canada Holdco is an Alberta unlimited liability company, validly existing and in good standing under the laws of the province of Alberta. Each of CMFG Life and Canada Holdco is wholly owned by CUNA Mutual.

Section 3.02 Corporate and Governmental Authorization.

(a) Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements by Buyer, the performance of Buyer’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action of Buyer. Buyer has duly executed and delivered this Agreement and on the Closing Date it or its Affiliates, as the case may be, shall have duly executed and delivered the Ancillary Agreements. This Agreement constitutes, and the Ancillary Agreements when so executed and delivered by Buyer or its Affiliates, as the case may be, will constitute, the legal, valid and binding obligation of Buyer or its Affiliates, as the case may be, enforceable against Buyer or its Affiliates, as the case may be, in accordance with its respective terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity).

(b) The execution, delivery and performance of this Agreement and the Ancillary Agreements by Buyer or its Affiliates, as the case may be, and the consummation by Buyer or its Affiliates, as the case may be, of the transactions contemplated hereby and thereby, require no action by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act, (ii) compliance with any applicable requirements of the Competition Act, (iii) any filings under Insurance Laws set forth in Section 3.02(b)(iii) of the Buyer Disclosure Schedule and (iv) any actions or filings under Laws (other than Insurance Laws), the absence of which would not be, individually or in the aggregate, materially adverse to Buyer or materially impair the ability of Buyer or its Affiliates to consummate the transactions contemplated hereby or thereby.

Section 3.03 Non-Contravention. The execution and delivery of this Agreement and the Ancillary Agreements by Buyer and its Affiliates, as applicable, and the performance of its and their obligations hereunder and thereunder do not (a) conflict with or result in any violation or breach of any provision of any of the Organizational Documents of Buyer or its Affiliates, (b) assuming compliance with the matters referred to in Section 3.02(b), conflict with or result in any violation or breach of any provision of any applicable Law or (c) require any consent or other action by any Person under any provision of any material agreement or other instrument to which Buyer or its Affiliates, as applicable, is a party.

Section 3.04 Financial Statements; Adequate Funds.

(a) Buyer has made available to Seller copies of the following financial statements (collectively, the “Buyer Financial Statements”): (i) the annual audited financial statement of CUNA Mutual as of and for the annual period ended December 31, 2019 and (ii) the annual audited financial statement of CUNA Mutual as of and for the annual period ended December 31, 2020. The Buyer Financial Statements have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and present fairly in all material respects the financial position, assets, liabilities, results of operations and changes in cash flows of CUNA Mutual as of their respective date and for the respective period indicated thereby.

(b) Buyer has sufficient immediately available funds to pay, in cash, the Purchase Price and all other amounts payable pursuant to or in connection with this Agreement and the Ancillary Agreements or otherwise necessary to timely consummate the transactions contemplated by this Agreement and the Ancillary Agreements. Neither Buyer nor any of its Affiliates has incurred any liabilities or obligations, or is contemplating or aware of any liabilities or obligations, in either case, that would impair or adversely affect such resources and capabilities, or otherwise interfere with the ability of Buyer to consummate the transactions contemplated by this Agreement and the Ancillary Agreements. The obligations of Buyer to effect the transactions contemplated by this Agreement are not conditioned upon the availability to Buyer or any of its Affiliates of any debt, equity or other financing, and Buyer fully assumes the risk that it will have the funds necessary to consummate the transactions contemplated by this Agreement and the Ancillary Agreements notwithstanding any changes in market conditions, Contagion Events or any other matter whatsoever.

Section 3.05 Solvency. Immediately after, and giving effect to, the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, Buyer and its Subsidiaries will be Solvent. For purposes of this Section 3.05, “Solvent” means, with respect to any Person, that:

(a) the fair saleable value (determined on a going concern basis) of the assets of such Person shall be greater than the total amount of such Person’s liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP or SAP and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);

(b) such Person shall be able to pay its debts and obligations in the ordinary course of business as they become due; and

(c) such Person shall have adequate capital to carry on its businesses and all businesses in which it is about to engage.

Section 3.06 Purchase for Investment. Buyer is purchasing the Purchased Equity for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Equity and is capable of bearing the economic risks of such investment. Buyer acknowledges that the Purchased Equity has not been registered under the Securities Act or any state securities Laws, and agrees that the Purchased Equity may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.

Section 3.07 Litigation. There is no Litigation pending against, or, to the knowledge of Buyer, threatened against or affecting, Buyer before any court or arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 3.08 Regulatory. Buyer is and, to the extent Buyer has been in existence, for the past two years has been, in compliance with all Anti-Money Laundering Laws and Sanctions with respect to its business. Buyer (a) has not been found in violation of, charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes under the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act), the USA PATRIOT Act, or any other Law governing such activities (collectively, “Anti-Money Laundering Laws”), or any Sanctions, (b) is not under investigation by any Governmental Authority for possible violation of Anti-Money Laundering Laws or Sanctions, (c) has not been assessed civil penalties under any Anti-Money Laundering Laws or any Sanctions, (d) has not had any of its funds seized or forfeited in an Action under any Anti-Money Laundering Laws or any Sanctions and (e) has not filed any voluntary disclosures with any Governmental Authority regarding possible violations of any Anti-Money Laundering Laws or any Sanctions by Buyer or any of its Affiliates.

Section 3.09 Competing Transactions. Neither Buyer nor any of its Affiliates is party to any material transaction of any sort, including a transaction to acquire, whether by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, or be acquired by, any Person where the consummation of such acquisition would reasonably be expected to: (a) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, consents of Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, (b) materially increase the risk of any Governmental Authority entering a Governmental Order prohibiting the consummation of the transactions contemplated hereby or (c) otherwise materially increase the risk of the timely consummation of the transactions contemplated by this Agreement in any way whatsoever.

Section 3.10 No Regulatory Impediments. Buyer has no knowledge of or reason to believe there are facts or circumstances related to Buyer or its Affiliates’ identity, financial condition, jurisdiction of domicile or regulatory status that would reasonably be expected to materially impair or delay Buyer’s ability to obtain the consents, approvals, authorizations and waivers that are the subject of Section 4.03. Buyer has (a) completed an analysis of the combined market shares of its businesses taken together with the Business on a pro forma basis in a manner that is required for both federal and state competition filings (including under the HSR Act and relevant Form E regulations) and (b) completed an analysis of the Insurance Laws applicable to itself and the Business, and, in each case, represents and warrants that its analysis has led it to conclude that neither federal nor state competition Laws, nor state Insurance Laws, will present any material impediment to obtaining the regulatory approvals necessary for Closing and consummating the transactions contemplated hereby on a timely basis.

Section 3.11 Finders’ Fees. Except for Perella Weinberg Partners, whose fees and expenses will be paid by Buyer, there is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of Buyer who is entitled to any fee or commission from Seller or any of its Affiliates solely as a consequence of the consummation of the transactions contemplated hereby.

Section 3.12 Investment Canada Act. Buyer is not a state-owned enterprise, and is a WTO investor under the Investment Canada Act.

Section 3.13 No Additional Representations; Inspection.

(a) Buyer acknowledges and agrees that none of Seller or any of its Affiliates is making or has made any representation or warranty whatsoever, express or implied, including any implied warranty of merchantability or suitability, as to the Acquired Companies, the Business or the Assets, other than the representations and warranties expressly set forth in Article II. In addition, Buyer acknowledges and agrees that any cost estimates, projections and predictions contained or referred to in the materials that have been provided or made available to Buyer and its Representatives by or on behalf of Seller and its Representatives are not and shall not be deemed to be representations or warranties of Seller or any of its Affiliates.

(b) Buyer acknowledges and agrees that it (i) has made its own inquiry and investigations into and, based thereon, has formed an independent judgment concerning the Acquired Companies, the Business and the Assets, (ii) has been provided with adequate access to such information, documents and other materials relating to the Acquired Companies, the Business and the Assets as it has deemed necessary to enable it to form such independent judgment, (iii) has had such time as Buyer deems necessary and appropriate to fully and completely review and analyze such information, documents and other materials and (iv) has been provided an opportunity to ask questions of Seller with respect to such information, documents and other materials and has received satisfactory answers to such questions. Buyer further acknowledges and agrees that none of Seller or any of its Affiliates has made any representations or warranties, express or implied, as to the accuracy or completeness of such information, documents and other materials other than the representations and warranties expressly contained in this Agreement.

ARTICLE IV

Certain Covenants

Section 4.01 Conduct of the Business. From the date of this Agreement until the Closing, except (a) as otherwise expressly contemplated, permitted or required by this Agreement (including the Pre-Closing Restructuring), (b) as set forth in Section 4.01 of the Seller Disclosure Schedule, (c) as may be required by applicable Law, (d) for any action taken in accordance with the Contagion Protocol or (e) as otherwise requested or consented to in writing by Buyer, which consent shall not be unreasonably conditioned, withheld or delayed, Seller shall (x) not transfer any liabilities to, or permit any liabilities to be incurred in, New Holdco or ALOC Holdings, or contribute any material assets or transfer any material liabilities to any other Acquired Company or permit such contributions or transfers by any of its Affiliates (including the Acquired Companies), and (y) cause the Acquired Companies to conduct the Business in the ordinary course and Seller shall not permit any Acquired Company to:

(i) amend its Organizational Documents or take or authorize any action to wind up its affairs or dissolve;

(ii) amend any Company Benefit Plan in any material respect or establish any new arrangement that would (if it were in effect on the date of this Agreement) constitute a material Company Benefit Plan or materially increase the rate of compensation of the Employees, other than, in each case, (A) in the ordinary course of business in a manner consistent with past practice (including the hiring and promoting of Employees), (B) to the extent required under any Company Benefit Plan or other contractual arrangement or by applicable Law, or (C) to the extent Buyer has provided written consent with respect to changes that impact any Employee, for such actions that are generally applicable to Employees and to employees of Seller and its Affiliates who are not Employees;

(iii) except in the ordinary course of business or as may be required by Law, make any material changes to compensation or benefits of any Key Employee or terminate (except for cause) the employment of any such Key Employees;

(iv) issue, sell or grant options, warrants or rights to purchase or subscribe to, enter into any arrangement or contract with respect to the issuance or sale of, or redeem or repurchase any New Holdco Securities or any Acquired Company Securities or make any changes (by combination, reorganization or otherwise) in the capital structure of the Acquired Companies (other than pursuant to the Pre-Closing Restructuring);

(v) pay any amount of Leakage, other than Permitted Leakage;

(vi) sell, assign, transfer, pledge, exclusively lease, exclusively license, abandon, or encumber, or grant any Lien (other than a Permitted Lien) on, any material portion of its Assets, except in the ordinary course of business;

(vii) make any material change to its accounting policies or practices except (A) as required by GAAP, SAP, or applicable Law or changes in the interpretation or enforcement thereof or (B) for such changes that are generally applicable to Seller and its other Subsidiaries and which are not contrary to applicable Law or inconsistent with the respective accounting principles (GAAP or SAP) applicable to the Acquired Companies;

(viii) make any material change to its reserving policies, practices or methodologies regarding its aggregate reserves for life, accident and health, and deposit-type contracts, including reserves for future policy benefits and expenses, reserves for unearned revenue, reserves for claims and benefits payable, asset valuation reserves, and interest maintenance reserves, except as required by GAAP, SAP, generally accepted actuarial principles, or applicable Law or changes in the interpretation or enforcement thereof;

(ix) make any material change in methods, policies or practices concerning investment, substitution or trading of assets, harvesting of unrealized gains, valuation of investment portfolios, hedging, underwriting, pricing, risk management, or reinsurance, except as is required as a result of a change in GAAP, SAP, or applicable Law or changes in the interpretation or enforcement thereof;

(x) merge or consolidate with any other Person, acquire any business, assets or capital stock of any other Person, or issue or make any loans, advances or capital contributions to any other Person;

(xi) modify or amend in any material respect, or voluntarily terminate, any Material Contract or waive, release or assign any material rights or claims thereunder or enter into any agreement that would be a Material Contract if it had been executed prior to the date of this Agreement;

(xii) modify or amend in any material respect any Intercompany Contract or waive, release or assign any material rights or claims thereunder or enter into any agreement that would be a Intercompany Contract if it had been executed prior to the date of this Agreement;

(xiii) incur any Indebtedness, other than accounts payable and other short-term financing, in each case, incurred in the ordinary course of business;

(xiv) make any capital expenditures or commitments for capital expenditures in excess of $1,000,000 individually or $5,000,000 in the aggregate, other than in the ordinary course of business consistent with past practice;

(xv) forgive, cancel or compromise any material debt or claim, or waive or release any right of material value;

(xvi) fail to pay or satisfy when due any material liability (other than any such liability that is being contested in good faith);

(xvii) settle any litigation or claim against any Acquired Company (other than claims under insurance policies, or any binders, slips, certificates, endorsements or riders thereto, in each case within applicable policy limits) for an amount that exceeds by $1,000,000 the amount, if any, reserved for such litigation or claim in the statutory statements of each of the Insurance Subsidiaries as of and for the annual period ended December 31, 2020;

(xviii) make or change any material Tax election, adopt or change any method of Tax accounting, amend any material Tax Returns or settle any material Tax claim, audit or assessment, make any material change in methods, policies or practices concerning the interpretation or enforcement of the Tax Sharing Agreement (except as provided in Section 5.05), in each case except to the extent such action is not reasonably expected to result in an increase in the Tax liability of the Acquired Companies or New Holdco for any Tax period (or portion thereof) ending after the Balance Sheet Date; or

(xix) agree or commit to do any of the foregoing.

Nothing in this Section 4.01 shall be interpreted to restrict the ability of the Acquired Companies (without the prior consent of Buyer or any other Person) to release any party from or terminate any Intercompany Contract. Except in the case of specific materiality thresholds expressed in terms of dollar amounts, the obligations of Seller and the Acquired Companies under this

Section 4.01 shall apply with respect to (and solely to the extent of such obligations in relation to) the entire Business, and accordingly the term “material” (and its derivative forms) as used in this Section 4.01 shall be deemed to apply to the entire Business, and not just the specific portion of the Business as conducted by any Acquired Company.

Section 4.02 Access to Information; Confidentiality; Books and Records.

(a) From the date hereof until the Closing, in furtherance of the transactions contemplated by this Agreement, Seller shall, subject to any restrictions under applicable Law (i) upon reasonable advance written notice, give Buyer and its Representatives reasonable access to the offices, properties, books and records of the Acquired Companies, including the Owned Real Property for purposes of surveys and reasonable environmental assessments (provided that in no event shall Buyer or its Representatives be entitled to conduct any subsurface or Phase II environmental investigation, or sampling or testing of any environmental medium; provided, further, that all costs related to any such surveys and assessments shall be borne by Buyer), and (ii) furnish to Buyer and its Representatives such financial and operating data and other information relating to the Acquired Companies and its Subsidiaries as such Persons may reasonably request.

(b) From the date of this Agreement until the Closing, subject to any restrictions under applicable Law, Seller shall cause its Representatives serving on the Liaison Committee to reasonably cooperate with Buyer’s requests for information and assistance in connection with its preparation to integrate the Acquired Companies into Buyer’s organization following the Closing.

(c) From and after the Closing, each of Seller, on the one hand, and Buyer, on the other hand, shall afford the other party and its respective Representatives reasonable access to their respective books and records, information, employees and auditors to the extent necessary for the party requesting such access in connection with any audit, investigation, dispute or Litigation of or involving such requesting party; provided that the party requesting such access agrees to reimburse the other party promptly for all reasonable and documented out-of-pocket costs and expenses incurred in connection with any such request.

(d) Notwithstanding anything to the contrary in this Section 4.02, (i) access rights pursuant to Section 4.02(a) and Section 4.02(b) shall be exercised in such manner as not to interfere unreasonably with the conduct of the Business or any other business of the party granting such access, (ii) the party granting access or furnishing information may withhold any document (or portions thereof) or information (A) that is subject to the terms of a non-disclosure agreement with a third party, (B) that may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access or information to which, as reasonably determined by such party’s counsel, constitutes a waiver of any such privilege, (C) if the provision of access to such document (or portion thereof) or information, as determined by such party’s counsel, would reasonably be expected to conflict with applicable Laws or (D) that is not related exclusively to the Business and (iii) neither Seller nor any of its Affiliates or Representatives shall have any obligation to provide Buyer or its Representatives access to a Tax Return filed by Seller or any of its Affiliates, or any related materials, in each case not relating exclusively to the Acquired Companies.

(e) All information provided to Buyer prior to the Closing pursuant to this Section 4.02 shall be held by Buyer as Evaluation Material (as defined in the Confidentiality Agreement, dated as of October 28, 2020, between Seller and CMFG Life (the “Confidentiality Agreement”)) and shall be subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall continue in full force and effect until the Closing, at which time it shall automatically terminate. From and after the Closing: (i) Seller, on the one hand, and Buyer, on the other hand, shall, and shall cause their respective Affiliates and Representatives to, maintain in confidence matters related to the performance of their respective obligations under this Agreement and the Ancillary Agreements and any written, oral or other information related to the negotiation hereof and thereof, (ii) Seller shall, and shall cause its respective Affiliates and Representatives to, maintain in confidence any written, oral or other information relating to the Acquired Companies obtained by virtue of Seller’s ownership of the Acquired Companies prior to the Closing and (iii) Buyer shall, and shall cause its Affiliates and Representatives to, maintain in confidence any written, oral or other information of or relating to Seller and its Affiliates (other than information relating to the Acquired Companies) obtained by virtue of Buyer’s ownership of the Acquired Companies from and after the Closing, except, in each case, to the extent that the applicable party is required to disclose such information by judicial or administrative process or pursuant to applicable Law or such information can be shown to have been in the public domain through no fault of the applicable party. After the Closing, Buyer shall, and shall cause its Affiliates and Representatives to, use commercially reasonable efforts to promptly (and in any event within 30 days after the Closing) remove, erase, delete or otherwise destroy all information of or relating to Seller and its Affiliates (other than information relating to the Acquired Companies) (whether in print, electronic or other forms) in the possession of any employee of the Acquired Companies.

(f) Subject to Section 4.02(e), Seller and its Affiliates shall have the right to retain copies of all books, data, files, information and records in any media (including, for the avoidance of doubt, Tax Returns and other information and documents relating to Tax matters) of the Acquired Companies relating to periods ending on or prior to the Closing Date (i) relating to information (including employment and medical records) regarding the Company Employees, (ii) as may be required by any Governmental Authority, including pursuant to any applicable Law or regulatory request, or (iii) as may be necessary for Seller or its Affiliates to perform their respective obligations pursuant to this Agreement or the Ancillary Agreements, subject to compliance with all applicable Privacy and Security Laws. Buyer agrees that, with respect to all original books, data, files, information and records of the Acquired Companies existing as of the Closing Date, it shall (A) comply in all material respects with all applicable Laws relating to the preservation and retention of records, (B) apply preservation and retention policies that are no less stringent than those generally applied by Buyer to its own books and records and (C) for at least seven years after the Closing Date, preserve and retain all such original books, data, files, information and records and thereafter dispose of such original books, data, files, information and records only after it shall have given Seller 90 days’ prior written notice of such disposition and the opportunity (at Seller’s expense) to remove and retain such information.

Section 4.03 Governmental Approvals.

(a) Buyer shall make, and (if applicable) shall cause CUNA Mutual to make, in the most expeditious manner practicable, and in no event later than 15 Business Days after the date of this Agreement, all filings and applications with and to, and obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of, applicable Governmental Authorities necessary, proper and advisable to consummate the transactions contemplated by this Agreement. Seller’s obligation to cooperate with Buyer’s obligations set forth in the preceding sentence shall be limited to providing the information that may be specifically required to be provided by Seller in order for Buyer to file complete applications, and Buyer may not assert a lack of cooperation other than the provision of such information as a basis for contributory liability in the event that any licenses, permits, consents, approvals, authorizations, qualifications and orders of applicable Governmental Authorities or other Persons are not timely obtained. In furtherance of the foregoing, subject to Section 4.03(d) below, Buyer agrees to provide, and to cause CUNA Mutual to provide, such assurances as to identity, financial capability, resources, and creditworthiness as may be requested by any Governmental Authority or other Person whose consent or approval is necessary, proper and advisable to consummate the transactions contemplated by this Agreement.

(b) In furtherance of the provisions set forth in Section 4.03(a), (i) Buyer shall (A) file or cause to be filed with the United States Federal Trade Commission, the United States Department of Justice and any other applicable Governmental Authority all filings, submissions, applications, notifications and report forms that may be required for the transactions contemplated hereby, including any filings pursuant to the HSR Act, (B) file or cause to be filed, with the assistance of and in consultation with Seller, a submission with the Commissioner requesting an Advance Ruling Certificate or, in the alternative, a No-Action Letter, (C) file or cause to be filed the notice and information required under section 114(1) of the Competition Act, unless otherwise mutually agreed by the parties in writing, (D) file or cause to be filed with applicable Governmental Authorities exercising jurisdiction over the Acquired Companies under Insurance Law, all filings, submissions, applications (including Form A filings) notifications and report forms as may be required by any Insurance Law or any regulations promulgated by any such Governmental Authority or requested by any such Governmental Authority and (E) thereafter provide as promptly as practicable any supplemental information requested in connection with the prosecution of such filings, submissions, applications (including Form A filings), notifications and report forms and (ii) Seller shall file or cause to be filed as promptly as practicable, but in no event later than 15 Business Days following the date of this Agreement, (A) with the United States Department of Justice all filings required of Seller pursuant to the HSR Act and (B) with the Commissioner the notice and information required under section 114(a) of the Competition Act, unless otherwise mutually agreed to by the parties in writing, and Seller shall thereafter provide as promptly as practicable any supplemental information requested in connection with the prosecution of such filings, submissions, applications, notifications and report forms. Each of Buyer and Seller shall include in each such filing, submission, application, notification and report form referred to in the immediately preceding sentence a request for early termination or acceleration of any applicable waiting or review periods, to the extent available under applicable Law, and otherwise seek to receive any required approvals from Governmental Authorities as promptly as practicable.

(c) In connection with the filings, submissions, applications, notifications and report forms described in Section 4.03(a) and Section 4.03(b), each of Seller and Buyer shall (i) subject to applicable Law, provide the other party with a draft of any filing, submission, application, notification or report form and a reasonable opportunity to review such draft before making or causing to be made such filing, submission, application, notification or report, and consider in good faith the views of such other party regarding such filing, submission, application, notification or report, (ii) not extend any applicable waiting or review periods or enter into any agreement with a Governmental Authority to delay or not to consummate the transactions contemplated hereby, except with the prior written consent of the other party, (iii) not amend, revoke or refile any filing, submission, application, notification or report form, except with the prior written consent of the other party, (iv) not initiate any substantive communications with any Governmental Authority in respect of any such filing, submission, application, notification or report unless they have engaged in prior consultation with the other party and, to the extent permitted by such Governmental Authority, given the other party a reasonable opportunity to participate and (v) keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority. Notwithstanding any requirement in this Section 4.03 or any other provision in this Agreement to the contrary, where a party is required to provide information to the other party that the disclosing party deems to be competitively sensitive, the disclosing party may restrict the provision of such information only to the external legal counsel of the other party; provided that the disclosing party also provides a redacted version of any such information to the other party.

(d) Buyer further agrees to, and to cause CUNA Mutual to, take any action to avoid or eliminate each and every impediment that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible, including (i) by avoiding or contesting the entry of, or effecting the dissolution of, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including (A) the defense through litigation on the merits of any claim asserted in any court, agency, regulatory proceeding or other proceeding by any Person, including any Governmental Authority, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions, (B) the proffer and agreement by Buyer of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, categories of assets or businesses or other operations or interests therein of Buyer or any of its Subsidiaries (including, after the Closing, the Acquired Companies) (and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto), (C) the proffer and agreement by Buyer of its willingness to subject Buyer and any of its Affiliates to any restrictions that may be imposed by any insurance regulatory authorities and (D) the proffer and agreement by Buyer of its willingness to take such other actions, and promptly to effect such other actions (and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto), in each case if such action is necessary, proper or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened commencement of any proceeding in any forum or issuance of any order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement by any Governmental Authority and (ii) in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with its terms unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, taking any and all steps (including the appeal thereof and the posting of a bond) necessary, proper or advisable to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation as promptly as practicable after the date of this Agreement; provided, however, and notwithstanding anything to the contrary contained in this Agreement, Buyer and its Affiliates shall not be obligated to take or refrain from taking nor to agree to it or its Affiliates (including the Acquired Companies) taking or refraining from any action nor to suffer to exist any condition, limitation, restriction or requirement that, individually or in the aggregate with any other actions, conditions, limitations, restrictions or requirements, would or would reasonably be likely to result in a Material Adverse Effect or a material adverse effect on Buyer and its Affiliates, taken as a whole (including, to the extent the same constitutes a material adverse effect on Buyer and its Affiliates, taken as a whole, any material commitment to provide long-term financial support to any Acquired Company or any commitment to divest of material assets or liabilities of Buyer and its Affiliates). Nothing in this Section 4.03(d) shall obligate Buyer to agree to any condition that is not conditioned on the consummation of the Closing.

(e) In addition to, and without limiting the foregoing, Buyer shall not, and shall cause its Affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire or be acquired by, or purchase, lease or license (or agree to acquire or be acquired by, or purchase, lease or license) any business, corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, or take or cause to take any other action, if doing so would reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, consents of Governmental Authorities necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including approvals required under Insurance Laws, securing the expiration or termination of any applicable waiting period under the HSR Act and obtaining Competition Act Approval, (ii) increase the risk of any Governmental Authority entering a Governmental Order prohibiting the consummation of the transactions contemplated by this Agreement, (iii) increase the risk of not being able to remove any such Governmental Order on appeal or otherwise or (iv) otherwise impair or delay the ability of Buyer to perform its obligations under this Agreement in a timely manner; provided, however, nothing in this Agreement shall prevent Buyer from making and pursuing any pre-Closing regulatory filings and approvals/non-disapprovals from Governmental Authorities required under applicable Law for any inter-company reinsurance of any of the Insurance Subsidiaries that Buyer may seek to establish (in its sole discretion).

(f) Buyer shall not submit a notification pursuant to section 12 of the Investment Canada Act in respect of the transactions contemplated by this Agreement prior to the Closing Date.

(g) Notwithstanding anything in this Agreement to the contrary, all filing fees payable in connection with all filings made in connection with this Section 4.03 shall be borne by Buyer.

Section 4.04 Further Assurances. From time to time after the Closing Date, at the request of a party hereto, without further consideration and at the expense of the party so requesting, each other party shall execute and deliver to such requesting party, or shall cause to be executed and delivered to such requesting party, such additional instruments or documents, and shall take or cause to be taken such other actions, as such requesting party may reasonably request in order to consummate more effectively the transactions contemplated hereby.

Section 4.05 Employees and Employee Benefits.

(a) Section 4.05(a) of the Seller Disclosure Schedule sets forth a true, correct and complete list of each Employee, and in the case of each such Employee, the following information, if applicable and to the extent permitted by applicable Law, as of the date hereof: (i) title or position; (ii) date of hire or commencement of service; (iii) work location; (iv) whether full-time or part-time and whether exempt or non-exempt from the overtime regulations of the Fair Labor Standards Act; (v) whether on short-term or long-term disability or other approved leave (other than normal vacation or paid time off) and if so, the date such disability or leave commenced; (vi) annual salary or hourly rate of pay, as the case may be, and, if applicable, target bonus and other incentive compensation; and (vii) accrued unused vacation and other paid off. At least five (5) Business Days prior to Closing, Seller shall provide to Buyer a list of Employees as of such date reflecting updates to Section 4.05(a) of the Seller Disclosure Schedule for Employees that resign, are terminated or are hired prior to Closing.

(b) At least twenty (20) Business Days prior to the Closing Date, Buyer shall make to each AIZ Employee a Comparable Offer of employment, which shall include the AIZ Employee’s agreement and release in favor of Seller, that if the Comparable Offer is accepted, no severance is due from Seller as a result of the employment transfer or any changes in the employment terms and conditions, and which offer shall remain open for at least ten (10) Business Days for consideration, contingent on Closing and effective as of the Closing Date. Seller shall, and shall cause the Acquired Companies prior to Closing to, take reasonable steps to cooperate with Buyer (including to provide Buyer with access to the Key Employees, but with no requirement to incur any incremental costs or expenses) in its efforts to enter into employment agreements effective as of the Closing with the Key Employees. For the avoidance of doubt, Buyer’s entering into employment agreements with any or all of the Key Employees shall not be a condition to the Closing. In addition, prior to the Closing, Seller shall provide Buyer with all reasonable information required by Buyer to comply with its obligations to make Comparable Offers of employment to the AIZ Employees. With respect to each AIZ Employee who is on short or long-term disability or other approved leave (other than normal vacation or paid time off) as of the Closing Date (each, an “Inactive Employee”) who seeks to actively return to work within 12 months after the Closing Date (or within such longer period, for any Inactive Employee on military leave, any other leave protected by applicable employment standards legislation or as required by applicable Law), effective as of the date that the Inactive Employee returns to active employment, Buyer shall, or shall cause an Affiliate of Buyer to, make an offer of employment to such Inactive Employee upon the date that the Inactive Employee returns to active employment, at which point Seller shall terminate the employment of such Inactive Employee and such Inactive Employee shall be hired by Buyer and shall become a Company Employee, and for all such Inactive Employees references herein to “the Closing Date” shall be deemed to refer to the date on which such Inactive Employee commences employment with Buyer or an Affiliate. Furthermore, notwithstanding anything herein to the contrary, the employment of each Business Employee who would be an Inactive Employee if employed by Seller or one of its Affiliates (other than the Acquired Companies or any of their Subsidiaries) (a “Business Inactive Employee”) shall be transferred to Seller or one of its Affiliates (other than the Acquired Companies or any of their Subsidiaries) effective as of the Closing, and such individual also shall be deemed an “Inactive Employee” for all purposes under this Agreement. Buyer shall reimburse Seller for the full costs of salary or wage continuation, incentive compensation and medical claims borne by Seller with respect to each Business Inactive Employee in respect of the period beginning on the Closing Date and ending on the earlier of (x) the date that such Business Inactive Employee commences employment with Buyer and (y) the date that such Business Inactive Employee commences to receive long-term disability benefits. For purposes of this Agreement, a “Comparable Offer” shall be an offer of at will employment (to the extent allowed by applicable Law) that, once such offer is accepted and such employment commences, binds Buyer or its Affiliates (including the Acquired Companies) to provide employment to such individual on the terms set forth in Section 4.05(d) for the period set forth therein. Buyer shall assume and be responsible for any severance or termination liabilities or other claims arising out of the termination of employment for any AIZ Employee who does not receive a Comparable Offer from Buyer pursuant to this Agreement.

(c) Collectively, the “Company Employees” shall include each (i) AIZ Employee who has accepted any such Comparable Offer and is employed by Buyer or any of its Affiliates (including the Acquired Companies) immediately after the Closing, (ii) Business Employee who continues employment with Buyer or any of its Affiliates following the Closing and (iii) Inactive Employee who returns to work for Buyer as provided in Section 4.05(b). For clarity, unless a written acceptance is required by applicable Law, an AIZ Employee who receives a Comparable Offer from Buyer who has not expressly repudiated such offer and who is actively employed as of the Closing Date with Seller or its Affiliates shall be deemed to accept the Comparable Offer.

(d) For a period beginning on the Closing Date and continuing thereafter until the first (1st) anniversary of the Closing Date (the “Continuation Period”), Buyer shall provide, or shall cause the Acquired Companies to provide, each Company Employee, except as otherwise agreed with a Company Employee or required by applicable Law with (i) (A) base salary, wages or commission opportunities, as applicable, (B) annual target short-term incentive opportunities, and (C) annual target long-term incentive opportunities that are no less favorable, (x) in the case of each of clause (A) and (B), individually, and (y) in the case of clauses (A), (B) and (C), in the aggregate, than those provided to each such Company Employee by the Acquired Companies or Seller, as applicable, immediately prior to the Closing Date and (ii) material employee benefits and other material terms and conditions of employment (excluding severance, defined benefit pension benefits, employee stock purchase plan opportunities, and medical coverage benefits beyond retirement or other termination of service (except for coverage mandated by Section 4980B of the Code or similar state law), but including location of performance) that are substantially comparable in the aggregate to the material employee benefits and material terms and conditions provided or committed to each such Company Employee by the Acquired Companies or Seller, as applicable, immediately prior to the Closing Date.

(e) With respect to any Company Employee whose employment is terminated by Buyer, the Acquired Companies or any of their respective Affiliates during the Continuation Period, Buyer shall provide, or shall cause its Affiliates to provide, severance benefits to such Company Employee, which shall be determined and payable in accordance with either (i) severance benefits set forth on Section 4.05(e) of the Seller Disclosure Schedule or (ii) the severance benefit plan, program or policy maintained for similarly situated employees of Buyer and its Affiliates, if any, at the time of such Company Employee’s termination of employment, whichever is more favorable to the Company Employee, in each case taking into account all service with Seller, the Acquired Companies, Buyer and their respective Affiliates in determining the amount of severance benefits payable.

(f) For all purposes under the employee benefit plans, programs and arrangements established or maintained by Buyer, the Acquired Companies and their respective Affiliates (the “New Benefit Plans”) in which any Company Employees may be eligible to participate after the Closing, each Company Employee shall be credited with the same amount of service as was credited by Seller or the Acquired Companies as of the Closing under similar or comparable employee benefit plans (including for purposes of eligibility to participate, vesting, benefit accrual (other than with respect to any defined benefit pension plan and welfare benefits beyond retirement or other termination of service, except for coverage mandated by Section 4980B of the Code or similar state law) and eligibility to receive benefits); provided that such crediting of service shall not operate to duplicate any benefit or the funding of any benefit. In addition, and without limiting the generality of the foregoing, (i) with respect to any New Benefit Plans in which the Company Employees may be eligible to participate following the Closing, each Company Employee will immediately be eligible to participate in such New Benefit Plans, without any waiting time, to the extent coverage under such New Benefit Plans replaces coverage under a similar or comparable employee benefit plan of Seller or the Acquired Companies in which such Company Employee was eligible to participate immediately before such commencement of participation and (ii) for purposes of each New Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Buyer, the Acquired Companies and their respective Affiliates shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Benefit Plan to be waived for such Company Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable employee benefit plan of Seller or the Acquired Companies. Buyer, the Acquired Companies and their respective Affiliates shall cause any eligible expenses incurred by such Company Employee and his or her covered dependents during the portion of the plan year of the analogous employee benefit plan of Seller or the Acquired Companies ending on the date such Company Employee’s participation in the corresponding New Benefit Plan begins to be taken into account under such New Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Benefit Plan. Effective as of the Closing Date, Seller shall be responsible for providing coverage under COBRA to any Company Employee (and his or her qualified beneficiaries) as to whom a “qualifying event” (as defined in Section 4890B of the Code) has occurred prior to the Closing Date. Buyer shall be responsible for providing coverage under COBRA to any Company Employee (and his or her qualified beneficiaries) whose “qualifying event”) occurs on or after the Closing Date.

(g) Without limiting the generality of the foregoing, effective no later than the Closing Date, Buyer or one of its Affiliates shall have in effect one or more defined contribution plans that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (and a related trust exempt from Tax under Section 501(a) of the Code). Each Company Employee participating in a Company Benefit Plan that is a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code immediately prior to the Closing Date shall be eligible to participate in such defined contribution plan of Buyer or its Affiliate as soon as administratively practicable on or following the Closing Date. If elected by a Company Employee in accordance with applicable Law, Buyer shall cause a New Benefit Plan that is a defined contribution plan to accept a “direct rollover” of the account balances of such Company Employee, including any outstanding loan balance, under defined contribution Company Benefit Plan.

(h) Buyer shall, or shall cause the Acquired Companies, to honor and pay to Company Employees (i) any unpaid annual bonuses, to the extent accrued by Seller or the Acquired Companies as of the Closing Date in accordance with GAAP and payable under the terms and conditions of the applicable Company Benefit Plans, for each of (x) the year preceding the year in which the Closing occurs and (y) the year in which the Closing occurs, in each case, no later than the time such annual bonuses are due under the applicable Company Benefit Plans, (ii) unpaid commissions, to the extent earned prior to the Closing, no later than the time such commissions are due under the applicable Company Benefit Plans and (iii) any unpaid Transaction/Retention Bonuses, no later than the first regularly scheduled payroll following (x) the Closing Date or, if applicable, (y) the date upon which such Transaction/Retention Bonus becomes due.

(i) Except as set forth on Section 4.05(i) of the Seller Disclosure Schedule, Seller and its Affiliates (other than the Acquired Companies) shall retain and be responsible for any and all liabilities incurred pursuant to, or arising from or in connection with, any Company Benefit Plan. Effective immediately prior to the Closing, Seller shall (i) take all actions required to ensure that each of the Acquired Companies shall cease to be a “participating employer” (or term or feature of similar effect) in all Company Benefit Plans, (ii) fully vest the account balances of the Company Employees in any defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code, and (iii) terminate the portion of any Seller-sponsored Company Benefit that is a nonqualified deferred compensation plan under Section 409A of the Code that covers the Business Employees.

(j) Buyer shall, or shall cause the Acquired Companies to, recognize and assume all liabilities with respect to accrued but unused vacation and paid time off for all Company Employees (including any liabilities to Company Employees for payments in respect of earned but unused vacation time that arise as a result of the Closing) (“Assumed PTO”). Buyer shall, or shall cause the Acquired Companies to, allow Company Employees to use the vacation and paid time off recognized in the Assumed PTO and the applicable Company Benefit Plan under which it was accrued, as in effect immediately prior to the Closing Date (in addition to, and not in lieu of, any vacation or paid time off accrued under the applicable programs, plans or policies of Buyer or its Affiliates on or following the Closing).

(k) Without limiting the effect of this Section 4.05, nothing herein is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of the Acquired Companies or their respective Affiliates, any right, benefit or remedy of any nature whatsoever (including the creation of any third party beneficiary rights) under or by reason of this Agreement, and accordingly, nothing herein shall be deemed to limit the right of Buyer, the Acquired Companies or any of their respective Affiliates to (i) terminate the employment of any Company Employee at any time, (ii) change or modify the terms or conditions of employment for any Company Employee or (iii) change or modify any employee benefit plan or arrangement in accordance with its terms.

Section 4.06 Supplemental Disclosures. Seller and Buyer may, from time to time prior to the Closing, supplement or amend the Seller Disclosure Schedule and Buyer Disclosure Schedule, as the case may be, with respect to any matter hereafter arising (other than as a result of a breach of this Agreement by the party seeking to supplement or amend the Seller Disclosure Schedule or the Buyer Disclosure Schedule, as the case may be), that, if existing or known at the date of this Agreement, would have been required to be set forth or described in such Seller Disclosure Schedule or Buyer Disclosure Schedule, as the case may be. Any such supplemental or amended disclosure shall not be deemed to have cured any breach of any representation or warranty for purposes of determining whether or not the conditions set forth in Article VI have been satisfied.

Section 4.07 Public Announcements. Neither Buyer nor Seller shall make, or permit any of their Affiliates or Representatives to make, any public announcement in respect of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby without the prior written consent of the other party; provided that a party may, without the prior consent of the other party, issue such press release or make such public statement or filing as may be required by Law or Governmental Order, the applicable rules of the New York Stock Exchange, any listing agreement with the New York Stock Exchange or rating agencies; provided, further, that the disclosing party reasonably consults with the other party to the extent practicable prior to issuing such press release or making such public statement or filing.

Section 4.08 Insurance.

(a) Prior to the Closing, Seller may, in its sole discretion, arrange for the placement of “tail” insurance coverage at Seller, insuring the Acquired Companies for errors and omissions liability insurance (the “E&O Tail Coverage”). The E&O Tail Coverage, if any, shall be paid for by Seller at its expense.

(b) For a period of six (6) years following Closing, Seller shall or shall cause its Subsidiaries to, renew or otherwise keep in full force and effect any insurance policies (including errors and omissions liability insurance if the E&O Tail Coverage is not purchased pursuant to paragraph (a)) that provide claims made liability insurance coverage and which afforded coverage to the Acquired Companies as of the date hereof with materially the same terms and conditions as were afforded to the Acquired Companies as of the date hereof with respect to actual or alleged wrongful acts committed by the Acquired Companies or their respective directors, officers or employee on or before the Closing Date.

(c) The provisions of the Organizational Documents of the Acquired Companies concerning the elimination of liability and indemnification of directors or other persons shall not be amended in any manner following the Closing that would adversely affect the rights thereunder of any person that is as of the date of this Agreement or immediately prior to the Closing covered under any such elimination of liability or indemnification provisions. In addition to the foregoing, from and after the Closing Date for a period of six years, the Acquired Companies shall (and Buyer shall cause the Acquired Companies to) indemnify and hold harmless (or cause to be indemnified and held harmless) to the maximum extent permitted by applicable Law, each person who is, or at the Closing Date will be, a current or former director, employee or officer of the Acquired Companies (the “D&O Indemnitees”) against all Losses arising out of or pertaining to acts or omissions (or alleged acts or omissions) of the D&O Indemnitees, or any of them, in their capacity as such. To the maximum extent permitted by applicable Law, the indemnification and related rights hereunder shall be mandatory rather than permissive, and from and after the Closing Date, the Acquired Companies shall (and Buyer shall cause the Acquired Companies to) promptly advance expenses in connection with such indemnification to the extent permitted under applicable Law; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law or the Acquired Companies’ Organizational Documents, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(d) In the event that Buyer or any of the Acquired Companies or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Person or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, proper provision shall be made so that the successors and assigns of Buyer or the applicable Acquired Company, as the case may be, shall assume the obligations set forth in this Section 4.08.

Section 4.09 Intercompany Obligations; Release of Guarantees.

(a) Except as expressly contemplated by this Agreement or any Ancillary Agreement, effective as of the Closing, (i) the Acquired Companies, on the one hand, and Seller and its Affiliates (other than the Acquired Companies), on the other hand, shall settle, discharge, offset, pay or repay in full all balances under Intercompany Contracts and any other intercompany receivables and payables, (ii) the Acquired Companies shall be released from any obligations or liabilities under, and shall cease to have any rights or privileges pursuant to, any and all Intercompany Contracts and (iii) Seller and its Affiliates shall be released from any obligations or liabilities under, and shall cease to have any rights or privileges pursuant to, any and all Intercompany Contracts.

(b) Prior to the Closing Date, Seller and Buyer shall cooperate and use their respective reasonable best efforts to, effective as of the Closing, terminate or cause to be terminated, or cause Buyer or one of its Affiliates to be substituted in all respects for Seller or any of its Affiliates (other than the Acquired Companies) in respect of all liabilities of Seller or any of its Affiliates (other than the Acquired Companies) under any guarantee of or relating to liabilities or obligations (including under any Material Contract, contract or letter of credit) of the Acquired Companies; provided, however, that in no event shall “reasonable best efforts” for this purpose include the payment of compensation by Buyer in exchange for such substitution. In the case of the failure to do so by the Closing Date, then, Seller and Buyer shall continue to cooperate and use their respective reasonable best efforts as described in the preceding sentence, and Buyer shall (i) indemnify Seller and its Affiliates (other than the Acquired Companies) for any and all liabilities or obligations (including any payments, reimbursements or expenses) arising from such guarantees and (ii) not permit the Acquired Companies or their Affiliates to (x) renew or extend the term of or (y) increase its obligations under, or transfer to another third party, any Material Contract, contract or letter of credit or other liability or obligation for which Seller or any of its Affiliates (other than the Acquired Companies) is or would reasonably be likely to be liable under such guarantee. To the extent that Seller or any of its Affiliates (other than the Acquired Companies) has performance obligations under any such guarantee, Buyer shall use its reasonable best efforts to (I) fully perform or cause to be fully performed such obligations on behalf of Seller or such Affiliate or (II) otherwise take such action as reasonably requested by Seller so as to place Seller or such Affiliate in the same position as if Buyer had performed or were performing such obligations.

Section 4.10 Third Party Consents; Assignment of Contracts.

(a) Except as otherwise agreed by the parties, Seller and Buyer shall cooperate and use commercially reasonable efforts to obtain all consents, approvals and agreements of any non-Affiliate (other than a Governmental Authority) set forth on Section 4.10 of the Seller Disclosure Schedule. Notwithstanding anything to the contrary contained in this Agreement, to the extent that any such non-Affiliate consents, approvals or agreements shall not have been obtained prior to the Closing Date, Buyer and Seller shall continue to cooperate with each other and use commercially reasonable efforts to obtain such consents, approvals or agreements as promptly as reasonably practicable thereafter for a period of six months after the Closing. Pending receipt of any such consents, approvals or agreements, Buyer and Seller shall, and shall cause their respective Affiliates to, cooperate with each other to effect mutually agreeable, reasonable and lawful arrangements designed to provide both Buyer and Seller and their respective Affiliates with substantially similar rights and benefits that would have accrued to such Person had such consents, approvals or agreements been obtained, including by means of participation agreements, transition services arrangements or otherwise. Except for the fee payable in respect of the consent described in Section 4.10(a) of the Seller Disclosure Schedule, which shall be borne fully by Seller, any costs and expenses payable to third parties in connection with the procurement of any such consents, approvals and agreements (whether such costs and expenses are incurred prior to the date of this Agreement or following the date of this Agreement, pursuant to this Section 4.10) shall be borne one-half by Seller and one-half by Buyer.

(b) From and after the date of this Agreement through the first anniversary of the Closing Date, Seller shall, and shall cause its Affiliates to, cooperate with Buyer to the extent reasonably requested by Buyer and use its commercially reasonable efforts to assign (in whole or in part), amend (in whole or in part) or enter into a new agreement with the counterparty to any Shared Contract listed in Section 4.10(b) of the Seller Disclosure Schedule with respect to the matters addressed by such Shared Contract that are related to the Business; provided that Seller shall not be required to compromise any right, asset or benefit or expend any amount or incur any Liabilities or provide any other consideration in connection therewith.

Section 4.11 Separation. As soon as reasonably practicable after the date of this Agreement (and in any event within 30 days hereafter), and subject to applicable Law, the parties shall establish a liaison committee (the “Liaison Committee”) to develop a plan for separating the Business from the businesses of Seller and its Affiliates (other than the Acquired Companies). The Liaison Committee shall meet regularly to oversee, plan for, manage and implement such separation, as well as the migration of the Business to allow for the integration of the Business with the other businesses of Buyer, including (a) separation and migration arrangements, (b) transitional arrangements, including the schedules to the Transition Services Agreement and (c) obtaining third party consents or assigning, amending or entering into new agreements, in each case as set forth in Section 4.10 or as otherwise reasonably requested by Buyer. Without limiting the generality of the foregoing, the Parties, acting through the Liaison Committee or their other representatives, will cooperate with each other in good faith and use their respective reasonable best efforts to develop, plan for, manage, and implement the processes, systems, information, and service arrangements necessary for Buyer to assume and manage, directly or indirectly, the investment management and investment accounting functions in respect of the Investment Assets of the Acquired Companies on the Closing Date. Notwithstanding anything to the contrary in this Agreement or the Transition Services Agreement, Buyer and Seller acknowledge and agree that (i) Seller and its Affiliates shall not be required to provide investment management services pursuant to the Transition Services Agreement or otherwise following the Closing if Seller has not received the prior written consent of its third-party investment advisors to provide such services, (ii) Seller and its Affiliates shall not be required to bear any consent fees or other incremental fees or expenses in connection with obtaining such consents, (iii) in the event that investment management services are provided by Seller and its Affiliates pursuant to the Transition Services Agreement or otherwise following the Closing, (x) Seller and its Affiliates shall not have any investment advisory responsibilities or fiduciary duties to Buyer and its Affiliates and (y) Seller and its Affiliates shall not be required to bear any fees, expenses or other costs associated with negotiating and executing any legal documentation (including any amendments or side letters to any existing investment managements agreements) with its third-party investment advisors and (iv) the provision of investment management services pursuant to the Transition Services Agreement or otherwise following the Closing is not a condition to the Closing. Within ninety (90) days following the date hereof, the Liaison Committee shall have developed an initial separation plan (including information technology system requirements for the Business) (the “Initial Separation and Migration Plan”), which shall be revised by mutual agreement after the Closing such that within ninety (90) days following the Closing, Seller and Buyer shall have developed a full separation and migration plan (the “Full Separation and Migration Plan” and, together with the Initial Separation and Migration Plan, the “Separation and Migration Plans”).

Section 4.12 Employee Non-Solicit.

(a) Each of Seller and Buyer covenants and agrees that for a period of 24 months following the date of this Agreement, neither it nor any of its Controlled Affiliates shall, without the prior written consent of the other party, directly or indirectly solicit for employment, hire or enter into an agency or consulting relationship with any personnel employed by the other party or its Affiliates with whom such first party initially came into contact in connection with the transactions contemplated by this Agreement or the Ancillary Agreements, in each case, during such employment and for a period of six months after any termination thereof.

(b) Nothing in this Section 4.12 shall prohibit any party from engaging in general solicitations not directed at such Persons and employing any such Person who responds to such general solicitations, or from soliciting, employing or contracting for the services of any such Person whose employment with or engagement by the other party or any of its Affiliates has been terminated by the other party or its applicable Affiliate or who has otherwise ceased to be employed or engaged by the other party or any of its Affiliates for a period of at least six months prior to the first contact by such party with such Person.

Section 4.13 Use of Names and Marks.

(a) From and after the Closing, Buyer shall not permit any Acquired Company to represent or hold themselves out to be associated with or in any way affiliated with Seller or its Affiliates and shall cease all use of the “Assurant” name or any of Seller’s Marks, including all logos, except as set forth in this Section 4.13.

(b) Following the Closing, Buyer shall cause the Acquired Companies to change their names to omit the word “Assurant” or any confusingly similar word or name, as soon as reasonably practicable, but in no event more than the later of (i) 20 Business Days after the Closing and (ii) ten Business Days after all relevant Governmental Authorities have approved or issued a written notice of no objection on the change of name; provided that the applicable Acquired Company shall submit the request for the name change to the relevant Governmental Authorities within 20 Business Days after the Closing and shall use its reasonable best efforts to obtain such approval as promptly as practicable; provided, further, that in the event “Assurant” or any confusingly similar word or name is still being used by any Acquired Company on December 31, 2022, for any purpose, then Buyer shall use best efforts to obtain any necessary approval for a name change as promptly as possible, and shall pay to Seller a licensing fee equal to the greater of (A) $10,000 per month (or any portion of a month) in which such names are still being used, and (B) a market-based fee that is commensurate with the ongoing usage of such names.

(c) Following the Closing, Buyer shall cause the Acquired Companies to change all products names and descriptions to omit the word “Assurant” or any confusingly similar word or name, as soon as reasonably practicable, but in no event more than the later of (i) 30 Business Days after Closing and (ii) ten Business Days after all relevant Governmental Authorities have approved or issued a written notice of no objection on the change of product name or description; provided that the applicable Acquired Company shall submit the request for the product name or description change to the relevant Governmental Authorities within 30 Business Days after the Closing and shall use its reasonable best efforts to obtain such approval as promptly as practicable; provided, further, that in the event “Assurant” or any confusingly similar word or name is still being used by the Acquired Companies on December 31, 2022, for any purpose, then Buyer shall use best efforts to obtain any necessary approval for a name change as promptly as possible, and shall pay to Seller a licensing fee equal to the greater of (A) $10,000 per month (or any portion of a month) in which such names are still being used, and (B) a market-based fee that is commensurate with the ongoing usage of such names.

(d) The Acquired Companies may, in the ongoing conduct of the Business following the Closing, utilize materials and assets (including stationery, forms, business cards and other similar items) that bear the Seller’s Marks as of the Closing for up to three months following the Closing (the “License Period”). Any use by the Acquired Companies under this Section 4.13(d) of any materials and assets that bear the Seller’s Marks is subject to Buyer causing:

(i) the Acquired Companies’ use of such materials and assets in a form and manner, and with standards of quality, as in effect for such materials, assets and Seller’s Marks as of the Closing; and

(ii) the Acquired Companies not to do anything that could bring the Seller’s Marks into disrepute or which is derogatory or could otherwise damage the reputation or goodwill attaching to the Seller’s Marks.

(e) Seller may terminate the rights granted in Section 4.13(d) effective upon ten Business Days’ written notice to Buyer, if Buyer or any Acquired Company fails to comply with the terms of such paragraph or otherwise materially fails to comply with any reasonable direction of Seller in relation to the use of Seller’s Marks.

(f) The costs associated with such removal and obliteration of any Seller’s Marks shall be borne by Buyer. Upon request by Seller, Buyer shall provide Seller with appropriate evidence of the change of name of each Acquired Company, and Buyer shall deliver to Seller a certificate in respect of the cessation of use and destruction of any collateral used by the Acquired Companies using Seller’s Marks within ten Business Days following the expiration of the License Period.

(g) Notwithstanding the foregoing, nothing in this Section 4.13 shall prohibit the Acquired Companies from using Seller’s Marks solely as is reasonably necessary for historical reference in communications in connection with the administration of the Business or with Governmental Authorities.

Section 4.14 Pre-Closing Restructuring; Investment Portfolio Substitution.

(a) From and after the date of this Agreement, Buyer and Seller shall cooperate and use commercially reasonable efforts to effect the Pre-Closing Restructuring transactions contemplated in the term sheet set forth on Section 4.14(a) of the Seller Disclosure Schedules prior to the Closing. In the event that any aspect of the Pre-Closing Restructuring has not been completed as of the Closing, as soon as possible following the Closing, Seller shall complete each such aspect at its expense.

(b) Prior to the Closing, Seller shall substitute freely available cash for the assets identified on Section 4.14(b) of the Seller Disclosure Schedule (the “Substitution Investment Assets”). Such cash shall be in an amount equal to the fair market value (or other customary valuation methodology) of the Substitution Investment Assets, as customarily adjusted to reflect interim contributions made and distributions received by the Acquired Companies from the date of such valuation through the date of transfer. At their sole discretion, the Acquired Companies may declare and pay one or more cash dividends to Interfinancial in an aggregate amount no greater than the excess of (i) the amount of cash substituted pursuant to the first sentence of this Section 4.14(b) over (ii) the value of the Substitution Investment Assets set forth on the Adjusted December 31, 2020 Balance Sheet.

Section 4.15 Non-Competition.

(a) Except as and to the extent otherwise contemplated by this Agreement and the Ancillary Agreements, Seller covenants and agrees that for a period beginning on the Closing Date and ending on January 1, 2025, neither it nor any of its Subsidiaries (each, a “Restricted Person”) shall engage, as a principal or jointly with others, in a Competing Business in the United States or Canada. Seller shall not have any obligation under this Section 4.15 with respect to any Restricted Person from and after such time as such Restricted Person ceases to be a Subsidiary of Seller. A “Restricted Person” shall not include any Person that purchases or receives assets, operations or a business from Seller or any of its Affiliates, if such Person is not a Subsidiary of Seller after such transaction is consummated. A “Restricted Person” also shall not include any Subsidiary of Seller in which a Person who is not an Affiliate of Seller holds equity interests and with respect to which Seller or another Affiliate, as applicable, has contractual or legal obligations (including fiduciary duties of representatives on the board of directors or similar body of such Subsidiary) that limit Seller’s ability to impose on such Affiliate a non-competition obligation such as that in this Section 4.15(a).

(b) Notwithstanding the covenants set forth in Section 4.15(a), and without implication that the following activities otherwise would be subject to the provisions of Section 4.15(a), nothing in Section 4.15(a) shall preclude, prohibit or restrict Seller from engaging, or require Seller to cause any Restricted Person not to engage, in any manner of any of the following:

(i) making passive investments in the ordinary course of business, including in a general or separate account of an insurance company, in Persons engaging in the Business; provided that Seller or such Restricted Person: (A) does not have the right to designate a majority of the members of the board of directors or other governing body of such Person or otherwise direct the operation or management of any such Person, (B) is not a participant with any other Person in any group (as such term is used in Regulation 13D of the Exchange Act) with such intention or right and (C) owns less than ten percent of the outstanding voting securities (including convertible securities) of such Person;

(ii) making investments in Buyer or its Affiliates;

(iii) selling any of its assets or businesses to a Person engaged in lines of business that compete with the Business;

(iv) purchasing or otherwise obtaining any products or services in the ordinary course of business from a Person engaged in the Business;

(v) providing reinsurance to any Person engaging in a Competing Business, so long as Seller and the Restricted Persons are not engaged in the marketing, production or administration of such reinsured business;

(vi) administering any business reinsured to a third-party reinsurer as of the date of this Agreement, or otherwise complying with the terms of the applicable reinsurance agreement and any other related contracts or agreements with such third-party reinsurer; or

(vii) acquiring (whether by way of merger or stock or asset acquisition or otherwise), directly or indirectly, any Person or business (an “Acquired Business”) that engages in a Competing Business; provided that, within 18 months of the closing of the acquisition of such Acquired Business, Seller shall either (A) sell, spin off or otherwise divest itself (or enter into an agreement to sell, spin off or otherwise divest itself) of the portion of such Acquired Business that engages in the Competing Business or (B) modify, or cause the relevant Restricted Person to modify, such Acquired Business such that such Acquired Business derives less than twenty percent of its gross revenue determined in accordance with GAAP on a consolidated basis from such Competing Business.

Section 4.16 Representations & Warranties Insurance. In the event Buyer or any of its Affiliates elects to obtain a representations and warranties insurance policy in respect of the representations and warranties contained in this Agreement or in any certificate or other writing delivered pursuant hereto (such policy, an “R&W Policy”), (a) all premiums, underwriting fees, brokers’ commissions and other costs and expenses related to such R&W Policy shall be borne solely by Buyer or such Affiliate, (b) such R&W Policy shall not provide for any “seller retention” (as such phrase is commonly used in the representations and warranties insurance policy industry), (c) such R&W Policy shall expressly waive any claims of subrogation against Seller or any of its Affiliates (other than in the case of fraud) and (d) Buyer shall ensure that Seller and its Affiliates shall be express third-party beneficiaries of the provisions and limitations described in the foregoing clause (c). Without the prior written consent of Seller, neither Buyer nor any of its Affiliates shall terminate, amend, modify or supplement, or waive any right or provision under, any R&W Policy in respect of the subrogation provisions described in this Section 4.16 in any manner that is adverse to Seller. Seller shall, and shall cause its Affiliates to, reasonably cooperate with Buyer’s efforts to obtain an R&W Policy.

Section 4.17 Exclusive Dealing. During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement, Seller shall not, nor shall it permit any of its Affiliates to, nor shall it authorize or knowingly permit any of its or its Affiliates’ respective Representatives to, directly or indirectly: (i) solicit, initiate, facilitate or encourage, or engage in discussions or negotiations with any other person concerning, (a) any sale, lease, license, exchange, transfer, acquisition or purchase by any person other than Buyer or its Affiliates from any of Seller or its Affiliates of any equity securities of the Acquired Companies, (b) any merger, consolidation, business combination, reorganization, recapitalization, bulk or assumption reinsurance arrangement involving all or a significant portion of insurance liabilities, liquidation, dissolution or other similar transaction of the Acquired Companies with or into any person other than Buyer or its Affiliates, (c) any transfer of all or a significant portion of the Business or the assets of the Acquired Companies to any person other than Buyer or its Affiliates, (d) any issuance or sale of any debt or equity securities of the Acquired Companies to any person other than Buyer or its Affiliates, or (e) any other transaction having a similar effect to those described in clauses (a) – (d) (in each case, a “Competing

Transaction”); provided that any transaction involving the sale or issuance of securities or assets of, or a merger or consolidation of, Seller or Interfinancial that excludes the Business shall not constitute a Competing Transaction; (ii) furnish or cause to be furnished, or grant access, to any person or entity, any non-public information concerning the business, operations, properties or assets of the Acquired Companies for the purpose of engaging in a Competing Transaction; or (iii) enter into any agreement, arrangement, or understanding conflicting with, or requiring it to abandon or terminate or fail to consummate, the transactions contemplated by this Agreement.

Section 4.18 Reinsurance.

(a) Mortgage AD Reinsurance. During the period from the date of this Agreement through the date that is 20 Business Days after the date of this Agreement, Buyer and Seller shall discuss in good faith an alternative commercial relationship between Seller and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand, regarding the business relating to the accidental death and dismemberment policies sold by USIC. If mutually agreed by Buyer and Seller, Buyer and Seller shall extend the 20 Business Day time period for good faith discussion for an additional 20 Business Days. If Buyer and Seller have not agreed on the terms of an alternative commercial relationship regarding the business relating to the accidental death and dismemberment policies sold by USIC after the 20 Business Day period (as it may be extended) described in the two preceding sentences, then Buyer and Seller shall use their respective commercially reasonable efforts to negotiate in good faith and enter into definitive agreements consistent with the terms set forth on Exhibit B-1 and Exhibit B-2 in respect of the reinsurance transaction described therein no later than the Closing Date.

(b) Life and Health Reinsurance. From and after the date of this Agreement and, in any event, on or prior to the date that is 60 days after the date of this Agreement, Buyer and Seller shall use their respective commercially reasonable efforts to negotiate in good faith and enter into definitive agreements consistent with the terms set forth on Exhibit C in respect of the reinsurance transaction described therein. Promptly upon reaching agreement on such definitive agreements, Seller shall file or cause to be filed, with the assistance of and in consultation with Buyer, all filings, submissions, applications, notifications and report forms as may be required by an Insurance Law in respect of such definitive agreements and shall use reasonable best efforts to consummate the transactions contemplated by such definitive agreements. If Seller determines prior to the submission of such filing, in its sole discretion, that it does not wish to enter into the reinsurance agreement contemplated in Exhibit C, then it shall promptly notify Buyer and the parties shall have no further obligations under this Section 4.18(b). Neither the entry into the definitive agreements contemplated by this Section 4.18(b), nor the approval or non-objection of the applicable Insurance Regulator, shall be a condition to the Closing.

ARTICLE V

Tax Matters

Section 5.01 Tax Returns.

(a) Seller shall prepare and file all Tax Returns (i) of the Acquired Companies that are due (taking into account extensions) on or prior to the Closing Date or (ii) that are Consolidated or Combined Returns. In the case of any Tax Returns of the Acquired Companies described in clause (i), Seller shall prepare such Tax Returns in accordance with applicable Law and the past practice of the Acquired Companies (to the extent consistent with applicable Law).

(b) Buyer shall prepare and file all Tax Returns of the Acquired Companies that are not described in Section 5.01(a). In the case of any such Tax Return with respect to a Pre-Closing Tax Period, Buyer shall prepare such Tax Return in accordance with applicable Law, this Agreement, and the past practice of the Acquired Companies (to the extent consistent with applicable Law).

(c) Without the prior written consent of Seller, Buyer shall not, and shall not permit any of its Affiliates to, amend any Tax Returns or make (other than any Section 338 Election) or change any Tax elections or accounting methods, in each case with respect to the Acquired Companies relating to a Pre-Closing Tax Period, except to the extent required by applicable Tax law. Upon a determination by Buyer or any such Affiliate that such amendment or making or changing of any Tax elections or accounting methods is so required, Buyer shall promptly notify Seller of such determination. Buyer shall cause elections under subsection 256(9) of the Tax Act to be made with respect to the Tax period of each Acquired Company ending as a result of the transactions contemplated by this Agreement.

Section 5.02 Transfer Taxes. Notwithstanding anything herein to the contrary, Buyer shall pay, and shall indemnify Seller against, any real property transfer, transfer, sales, use, stamp, stock transfer, or other similar Tax imposed on the transactions effectuated by this Agreement, but excluding any such Taxes resulting from the Pre-Closing Restructuring.

Section 5.03 Tax Contests.

(a) Buyer shall notify Seller within thirty (30) days after receipt by Buyer or any of its Affiliates of written notice of any pending federal, state, local or foreign Tax audit or examination of Acquired Companies that is related to a position taken on a Consolidated or Combined Return and could reasonably be expected to affect Seller with respect to any Pre-Closing Tax Period. Buyer shall not, and shall not permit its Affiliates to, concede, settle or compromise any such audit or examination (or portion thereof) without the consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) Notwithstanding any provision to the contrary in this Agreement, Seller shall have the sole right to represent the interest of the Acquired Companies in any Tax Matter that relates to any Consolidated or Combined Return, including the sole right to concede, settle or compromise any such Tax Matter.

Section 5.04 Cooperation. Buyer and Seller shall (and shall cause their respective Affiliates to) (a) provide the other party and its Affiliates with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any taxing authority or any judicial or administrative proceeding relating to Taxes and (b) retain (and provide the other party and its Affiliates with reasonable access to) all records or information which may be relevant to such Tax Return, audit, examination or proceeding, provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties.

Section 5.05 Tax Sharing Agreements; Straddle Period.

(a) Notwithstanding anything to the contrary contained herein, (i) Seller shall, and shall cause its Affiliates to, take such actions as may be necessary to terminate all Tax sharing agreements and similar agreements between Acquired Companies, on the one hand, and Seller or any Affiliate of Seller (other than the Acquired Companies), on the other hand (including the Tax Sharing Agreement), and (ii) Seller and its Affiliates shall not have any continuing obligation to the Acquired Companies (or vice versa) under such agreements after the Closing Date (other than obligations pursuant to this Section 5.05).

(b) Notwithstanding anything to the contrary contained herein or in the Tax Sharing Agreement, for the Interim Tax Period, (i) payments by the Acquired Companies in respect of their share of U.S. federal income taxes pursuant to the Tax Sharing Agreement shall be determined in accordance with the definition of Consolidated Tax Liability and (ii) no payments shall be made by Seller to any of the Acquired Companies pursuant to the Tax Sharing Agreement. For the avoidance of doubt, in no event shall any such Tax payment, liability or obligation be included more than once.

(c) No later than sixty (60) days following the Closing Date, Seller shall prepare and deliver to Buyer a statement consisting of its good faith calculation, in reasonable detail, of the aggregate amounts payable by the Acquired Companies to Seller pursuant to the Tax Sharing Agreement, as modified by Section 5.05(b), for the Interim Tax Period. If the aggregate amounts described in the preceding sentence exceed the aggregate amounts paid by the Acquired Companies to Seller pursuant to the Tax Sharing Agreement, as modified by Section 5.05(b), for the Interim Tax Period, Buyer shall pay such excess, as finally determined pursuant to this Section 5.05(c), to Seller, and if the aggregate amounts paid pursuant to the Tax Sharing Agreement, as modified by Section 5.05(b), for the Interim Tax Period exceed the aggregate amounts described in the preceding sentence, Seller shall pay such excess, as finally determined pursuant to this Section 5.05(c), to Buyer. In the event of a disagreement regarding Seller’s calculations of the amounts described in the first sentence of this Section 5.05(c), Buyer and Seller shall resolve such disagreement in accordance with provisions similar to those set forth in Section 1.06(d), mutatis mutandis. For the avoidance of doubt, Seller shall not be required to provide Buyer, its Representatives or any Independent Accountant selected to resolve any disagreement with access to any portion of any Consolidated or Combined Return.

Section 5.06 Section 338 Elections.

(a) Seller and Buyer shall make, or cause to be made, joint elections for AMLIC and USIC under section 338(h)(10) of the Code and under any applicable similar provisions of state or local law in connection with the purchase of the New Holdco Units (all such elections being referred to collectively as “Section 338 Elections”). Each of Seller and Buyer shall duly execute, or cause to be executed, IRS Form 8023 (and any comparable form required for purposes of making such elections under state or local law) and such forms shall be delivered to the other party at or prior to the Closing Date. Buyer shall file, or cause to be filed, such forms promptly after the Closing (and with respect to which, Buyer shall provide proof of mailing to Seller). Buyer shall not make an election made under Section 338(g) of the Code for ALOC Holdings without the consent of Seller.

(b) Within 60 days following the final determination of the Purchase Price pursuant to Section 1.05, Seller shall prepare and deliver to Buyer a schedule (the “Proposed Allocation Schedule”) allocating the “aggregate deemed sales price”, as defined in Treasury Regulations section 1.338-4 and the “aggregate grossed up basis”, as defined in Treasury Regulation section 1.338-5, for AMLIC and USIC, in compliance with Treasury Regulations sections 1.338-6, 1.338-7 and 1.338-11, as applicable. If Buyer and Seller are unable to agree on the Section 338 allocation within sixty (60) days after Seller provides the Proposed Allocation Schedule, Buyer shall provide Seller written notice of the items in dispute, and the parties shall request the Independent Accountant to decide any disputed items within thirty (30) days; provided that (i) the dollar amount of each item in dispute shall be determined within the range of dollar amounts proposed by Buyer in its written notice, on the one hand, and the amount proposed by Seller, on the other hand; (ii) the review by and determinations of the Independent Accountant shall be limited to, and only to, the unresolved item or items specified in Buyer’s written notice; and (iii) the determinations by the Independent Accountant shall be based solely on such reports submitted by Seller and Buyer and the information and documents (including work papers) provided to the Independent Accountant which form the basis for Seller’s and Buyer’s respective positions, and applicable U.S. federal income tax principles. The Proposed Allocation Schedule, as finally determined pursuant to this Section 5.06(b), shall become the “Final Allocation Schedule” and shall be binding upon the parties and each of Buyer and Seller shall file and cause their respective Affiliates to file all federal, state, and local Tax Returns in accordance with the Final Allocation Schedule unless otherwise required by a “determination” within the meaning of Section 1313 of the Code (or similar state law) to the contrary; provided, however, that (i) the deemed purchase prices of the assets may differ from amounts shown on the Final Allocation Schedule in order to reflect Buyer’s transaction costs not included in the Final Allocation Schedule and (ii) the amounts realized on the deemed sales of assets may differ from the deemed sales prices shown on the Final Allocation Schedule in order to reflect transaction costs that reduce the amounts realized for federal income Tax purposes.

Section 5.07 Tax Treatment; Purchase Price Allocations. The parties agree to treat the purchase of the Purchased Equity as a purchase of the shares of the Acquired Companies and of any other assets of New Holdco for U.S. federal income tax purposes and for purposes of any applicable state or local Tax law. In addition, the parties agree that, for all applicable Tax reporting purposes, (i) the Base Purchase Price allocated to and treated as purchase price for the shares of each Acquired Company and the other assets of New Holdco shall be the amount set forth next to such Acquired Company’s name or such asset’s description on Exhibit D, and the parties shall make appropriate adjustments to Exhibit D to reflect the effect of the adjustments pursuant to Section 1.05(b), (c), (d) and (e), as finally determined pursuant to Section 1.06, and (ii) the covenants set forth in Section 4.15 are integral to this Agreement and have been granted to maintain or preserve the value of the Purchased Equity and therefore no portion of the purchase of the Purchased Equity shall be treated as a payment in exchange for granting such covenants.

ARTICLE VI

Conditions Precedent

Section 6.01 Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction or, if permitted by applicable Law, waiver by Seller and Buyer of the following conditions:

(a) HSR Act. The notifications of Buyer and Seller pursuant to the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.

(b) Competition Act. The Competition Act Approval shall have been obtained.

(c) No Governmental Order. There shall be no Governmental Order in existence that prohibits the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

(d) Other Governmental Approvals. Seller shall have received all consents, authorizations or approvals from the Governmental Authorities referred to in Section 6.01(d) of the Seller Disclosure Schedule and Buyer shall have received all consents, authorizations or approvals from the Governmental Authorities referred to in Section 6.01(d) of the Buyer Disclosure Schedule, and no such consent, authorization or approval shall have expired or been revoked.

Section 6.02 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated hereby shall be subject to the satisfaction or, if permitted by applicable Law, waiver by Buyer of the following additional conditions:

(a) Representations; Performance. The representations and warranties of Seller contained in Article II of this Agreement (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein, except for Section 2.08(iii)) shall have been true and correct at and as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are as of another specific date which representations and warranties shall be true and correct as of such date), except where all failures to be so true and correct would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Seller shall have in all material respects duly performed and complied with all covenants required by this Agreement to be performed or complied with by Seller at or prior to the Closing. Seller shall have delivered to Buyer a certificate, dated as of the Closing Date, signed by a duly authorized officer of Seller to the effect set forth above in this Section 6.02(a).

(b) FIRPTA Certificate. Seller shall have delivered to Buyer a statement, meeting the requirements of Section 1.1445-2(b) of the Treasury Regulations, to the effect that Interfinancial is not a “foreign person” within the meaning of Section 1445 of the Code and the Treasury Regulations thereunder.

(c) Ancillary Agreements. Seller shall have delivered to Buyer a duly executed counterpart of each Ancillary Agreement to which it or one of its Affiliates (other than the Acquired Companies) is a party.

(d) Pre-Closing Restructuring. Seller shall have completed the transfer of the Owned Real Property to the Acquired Companies and shall have completed the remaining aspects of the Pre-Closing Restructuring in all material respects and shall have delivered to Buyer documentation providing conclusive evidence of the creation and ownership of New Holdco and the transfer to New Holdco (or one of its Subsidiaries) of all of the shares and other assets set forth in Section 4.14(a) of the Seller Disclosure Schedules.

Section 6.03 Conditions to Obligations of Seller. The obligation of Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction or, if permitted by applicable Law, waiver by Seller of the following additional conditions:

(a) Representations; Performance. The representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall be true and correct in all material respects at and as of the Closing Date with the same effect as though made at and as of such time. Buyer shall have in all material respects duly performed and complied with all covenants required by this Agreement to be performed or complied with by Buyer at or prior to the Closing. Buyer shall have delivered to Seller a certificate, dated as of the Closing Date, signed by a duly authorized officer of Buyer to the effect set forth above in this Section 6.03(a).

(b) Ancillary Agreements. Buyer shall have delivered to Seller a duly executed counterpart of each Ancillary Agreement to which it or one of its Affiliates (including the Acquired Companies) is a party.

ARTICLE VII

Termination

Section 7.01 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by the written agreement of Buyer and Seller;

(b) by either Buyer or Seller by notice to the other party, if:

(i) the Closing shall not have been consummated on or before December 31, 2021 (the “End Date”), provided that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party whose or whose Affiliates’ or Representatives’ breach of any provision of this Agreement has substantially contributed to the failure of the Closing to be consummated by such time; provided, further, that if the Closing hereunder has not occurred due solely to the failure of a party to receive a required consent or approval from a Governmental Authority, or due to delays occasioned by a Contagion Event, the parties agree to extend the End Date to March 31, 2022 and to continue to comply with the terms of this Agreement; or

(ii) any Governmental Order of any Governmental Authority having competent jurisdiction enjoining Buyer or Seller from consummating the Closing is entered and such Governmental Order shall have become final and non-appealable;

(c) by Buyer by notice to Seller, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Seller set forth in this Agreement shall have occurred that would cause the condition set forth in Section 6.02(a) not to be satisfied, and such breach is incapable of being cured by the End Date (including as such date may be extended pursuant to Section 7.01(b)(i)); provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if Buyer is then in material breach or violation of any of its representations, warranties or covenants contained in this Agreement; or

(d) by Seller by notice to Buyer, at any time if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred that would cause the condition set forth in Section 6.03(a) not to be satisfied, and such breach is incapable of being cured by the End Date (including as such date may be extended pursuant to Section 7.01(b)(i)); provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if Seller is then in material breach or violation of any of its representations, warranties or covenants contained in this Agreement.

Section 7.02 Effect of Termination. If this Agreement is terminated pursuant to Section 7.01, this Agreement shall become void and of no effect without liability of any party (or any of its directors, officers, employees, stockholders, Affiliates, agents, successors or assigns) to the other party except as provided in this Section 7.02; provided that no such termination (nor any provision of this Agreement) shall relieve any party from liability for any damages (including claims for damages based on the consideration that would have otherwise been payable to Seller) for fraud or for willful and material breach of this Agreement (it being acknowledged and agreed by the parties hereto that the failure to effect the Closing by any party that was otherwise obligated to do so under the terms of this Agreement shall be deemed to be a willful and material breach of this Agreement, and it being further acknowledged and agreed that any breach by Buyer of its obligations under Section 4.03 shall be deemed to be a willful and material breach of this Agreement, it being the intent of the parties that Buyer shall be liable for any such breach occurring prior to the date of termination as if this Agreement were still in full force and effect). The provisions of the Confidentiality Agreement, this Section 7.02, Section 8.01, Section 9.02, Section 9.05 and Section 9.12 shall survive any termination hereof pursuant to Section 7.01.

ARTICLE VIII

Definitions

Section 8.01 Certain Terms; Construction.

(a) Certain Terms. The following terms have the respective meanings given to them below:

“2020 Tax Period” means the taxable period beginning on January 1, 2020 and ending on the Balance Sheet Date.

“Accounting Principles” means GAAP, subject to the adjustments noted on Section 2.06(b) of the Seller Disclosure Schedule.

“Acquired Business” has the meaning set forth in Section 4.15(b).

“Acquired Companies” means, collectively, ALOC Holdings, AMLIC, Family Considerations, FamilySide, New Holdco, and USIC and their Subsidiaries (including, for the avoidance of doubt, Association for Personal Resource Planning, Inc. and Association for Personal Resource Planning of Canada).

“Acquired Company Insurance Policies” means the policies of property and casualty insurance coverage under which any Acquired Company is an insured, including property, fire, general liability, product liability, directors and officers liability, employment practices liability, fiduciary liability, cyber liability, professional liability, commercial auto and workers compensation.

“Acquired Company Privacy and Security Policies” means all of the publicly posted past or present external facing policies and procedures concerning the privacy, security, or Processing of Personal Data that are or were applicable to the Acquired Companies and the Business.

“Acquired Company Securities” has the meaning set forth in Section 2.05(b).

“Adjusted December 31, 2020 Balance Sheet” has the meaning set forth in Section 2.06(b).

“Adjustment Period” has the meaning set forth in Section 1.06(b).

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner of Competition pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with such Person.

“Agreement” has the meaning set forth in the Preamble.

“AIZ Employee” means, as of any date of determination, individuals who are employed by Seller or one of its Subsidiaries (other than the Acquired Companies) whose employment is primarily related to the Business and identified as an “AIZ Employee” set forth in Section 4.05(a) of the Seller Disclosure Schedule, as such schedule is updated at or prior to Closing pursuant to Section 4.05(a) hereto.

“ALOC” means Assurant Life of Canada, a Canadian life insurance company.

“ALOC Holdings” means ALOC Holdings ULC, a Canadian unlimited liability corporation.

“Alternate Effective Time” has the meaning set forth in Section 1.02.

“AMLIC” means American Memorial Life Insurance Company, a South Dakota insurance company.

“Ancillary Agreements” means the Transition Services Agreement and each agreement or instrument entered into in connection with the Pre-Closing Restructuring.

“Anti-Money Laundering Laws” has the meaning set forth in Section 3.08.

“APRP” means the Association for Personal Resource Planning of Canada, a not-for-profit corporation continued under the Canada Not-for-profit Corporations Act, SC 2009, c.23, as amended.

“Assets” has the meaning set forth in Section 2.10(a).

“Assumed PTO” has the meaning set forth in Section 4.05(j).

“Balance Sheet Date” means December 31, 2020.

“Base Purchase Price” has the meaning set forth in Section 1.05.

“Business” means the business of issuing, underwriting, marketing, administering, servicing and distributing the pre-funded funeral insurance policies and final need insurance policies sold by the Acquired Companies as of the date of this Agreement.

“Business Day” means any day that is not (i) a Saturday, (ii) a Sunday or (iii) any other day on which commercial banks are authorized or required by Law to be closed in the City of New York.

“Business Employee” means, as of any date of determination, individuals who are employed by an Acquired Company and identified as a “Business Employee” set forth in Section 4.05(a) of the Seller Disclosure Schedule, as such schedule is updated at or prior to Closing pursuant to Section 4.05(a) hereto.

“Business Inactive Employee” has the meaning set forth in Section 4.05(b).

“Buyer” has the meaning set forth in the Preamble.

“Buyer Closing Statement” has the meaning set forth in Section 1.06(b).

“Buyer Disclosure Schedule” means the letter, dated as of the date of this Agreement, delivered by Buyer to Seller concurrently with the execution of this Agreement and identified as the Buyer Disclosure Schedule.

“Buyer Financial Statements” has the meaning set forth in Section 3.04(a).

“Canada Holdco” has the meaning set forth in the Preamble.

“Canadian Employees” means all employees employed by an Acquired Company and who work in Canada.

“Canadian Shares” has the meaning set forth in the Recitals.

“Canada’s Anti-Spam Legislation” or “CASL” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act, S.C. 2010, c. 23, as amended, and the regulations thereunder.

“CEM” means a commercial electronic message as that term is defined in CASL.

“Closing” has the meaning set forth in Section 1.02.

“Closing Date” has the meaning set forth in Section 1.02.

“CMFG Life” has the meaning set forth in the Preamble.

“COBRA” means Part 6 of Subtitle B of Title I of ERIDA, Section 4980B of the Code and any similar state law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commissioner” means the Commissioner of Competition appointed pursuant to the Competition Act or any individual authorized to exercise the powers and perform the duties of the Commissioner.

“Company Benefit Plans” means each written employee benefit plan, scheme, program, compensation-related policy, arrangement and contract (including any “employee benefit plan”, as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, retention, bonus, change in control, severance and other plan, program, policy, arrangement or contract), relating to or for the benefit of any current or former Employee or director, consultant or independent contractor of the Acquired Companies (or their respective dependents and beneficiaries) that is maintained or contributed to (or required to be maintained or contributed to) by Seller, the Acquired Companies or any of their respective ERISA Affiliates, or with respect to which any of them have or could incur material liability under the Code or ERISA or any similar non-U.S. law, but shall exclude Multiemployer Plans.

“Company Employees” has the meaning set forth in Section 4.05(c).

“Comparable Offer” has the meaning set forth in Section 4.05(b).

“Competing Business” means issuing, underwriting, marketing, administering and distributing pre-funded funeral insurance policies and final need insurance policies; provided that the term “Competing Business” shall not include any other activities or businesses engaged in by Seller or its Affiliates as of the date of this Agreement.

“Competing Transaction” has the meaning set forth in Section 4.17.

“Competition Act” means the Competition Act, R.S.C., 1985.c. C-34, as amended, and the regulations thereunder.

“Competition Act Approval” means, with respect to the transactions contemplated by this Agreement, either: (a) receipt by Buyer of an Advance Ruling Certificate or (b) both (i) the expiry, termination or waiver of the applicable waiting period under Part IX of the Competition Act and (ii) receipt by Buyer of a No-Action Letter.

“Confidentiality Agreement” has the meaning set forth in Section 4.02(e).

“Consolidated or Combined Return” means any Tax Return of any Consolidated Tax Group.

“Consolidated Tax Group” means any consolidated, combined, affiliated or unitary tax group that includes Seller or any Affiliate of Seller (other than the Acquired Companies), on the one hand, and the Acquired Companies, on the other hand.

“Consolidated Tax Liability” means, for any Tax year or portion thereof beginning on or after the Balance Sheet Date and ending on or prior to the Closing Date, the U.S. federal income tax for which the Acquired Companies would be liable, if such tax were computed assuming that: (i) the Acquired Companies were treated as members of a single Consolidated Tax Group filing a Consolidated or Combined Return and (ii) such tax is calculated without regard to items of income, gain, deduction or loss attributable to (A) any transaction resulting from any Section 338 Election, (B) any payment, transaction or action constituting Leakage or Permitted Leakage (other than payments, transactions or other actions made at the request of Buyer), and (C) the application of section 13517(c)(3) of the Tax Cuts and Jobs Act, P.L. No. 115-97.

“Contagion Event” means (i) the outbreak of contagious disease, epidemic or pandemic (including COVID-19) or the continuation, escalation or material worsening thereof, (ii) the responses to the foregoing of any Governmental Authority and other Persons and (iii) any changes in applicable Law in response to the foregoing, in each case, whether in place currently or adopted or modified hereafter, including any quarantine, “shelter in place,” “stay at home,” social distancing, shut down or closure.

“Contagion Protocol” means any action or omission arising from, in response to or otherwise related to a Contagion Event that is:

(i) (A) required by Law, (B) generally applicable to Employees and to employees of Seller and its Affiliates who are not Employees or (C) determined by Seller or its Affiliates, in their reasonable discretion, to be necessary or advisable either (x) to ensure the health and welfare of Employees or Insurance Representatives or (y) in response to general trends or practices in the industry in which the Business competes, whether mandated by Governmental Authorities or adopted as a matter of prudent business practices, in which case Seller may take (or refrain from taking) such action without prior notice to, or consent from, Buyer;

(ii) not covered by clause (i), and is a material change to the Business that would reasonably be expected to have a net cost to the Business less than or equal to $5,000,000, in which case Seller shall consult in good faith with Buyer prior to taking, or refraining from taking, any such action; or

(iii) not covered by clause (i) and is a material change to the Business that would reasonably be expected to have a net cost to the Business greater than $5,000,000, in which case Seller shall obtain prior written consent from Buyer (such consent not to be unreasonably withheld, conditioned or delayed) prior to taking, or refraining from taking, any such action.

“Continuation Period” has the meaning set forth in Section 4.05(d).

“Control” means, with respect to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled,” “Controlled by,” “under common Control with” and “Controlling” shall have correlative meanings.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“CUNA Mutual” means CUNA Mutual Holding Company.

“D&O Indemnitees” has the meaning set forth in Section 4.08(c).

“Debevoise” has the meaning set forth in Section 9.12.

“December 2020 Financial Statements” has the meaning set forth in Section 2.06(a).

“Dispute Notice” has the meaning set forth in Section 1.06(c).

“Disputed Item” has the meaning set forth in Section 1.06(c).

“E&O Tail Coverage” has the meaning set forth in Section 4.08(a).

“Effective Time” has the meaning set forth in Section 1.02.

“Electronic Data Room” means the electronic data room named “Project: Titan” maintained by Seller, made available to Buyer and its Affiliates and hosted by Datasite.

“Employees” means the AIZ Employees and the Business Employees.

“End Date” has the meaning set forth in Section 7.01(b)(i).

“Environmental Law” means any Law regulating or relating to pollution, the protection of natural resources, endangered or threatened species, the environment (including ambient air, soil, surface water or groundwater, or subsurface strata), or human health or safety; or concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal, or remediation of, Hazardous Substances.

“Environmental Permits” has the meaning set forth in Section 2.15(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity at any relevant time that is required to be aggregated with an Acquired Company pursuant to Section 414 of the Code or Section 4001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Family Considerations” means Family Considerations, Inc., a Georgia corporation.

“FamilySide” means FamilySide, Inc., a Canadian corporation.

“Final Allocation Schedule” has the meaning set forth in Section 5.06(b).

“Financial Statements” has the meaning set forth in Section 2.06(a).

“Full Separation and Migration Plan” has the meaning set forth in Section 4.11.

“Funeral Provider” means any funeral home, funeral provider, funeral director or any Person engaged in the trade or business of selling or providing funeral merchandise or services.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any nation or government or parliament, any state, province, territory, or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal or arbitrator and any self-regulatory organization.

“Governmental Order” means any binding and enforceable order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Substance” means (i) any petroleum or petroleum products, asbestos, urea formaldehyde insulation, polychlorinated biphenyls, radon, radioactive materials or wastes, lead or lead-containing materials, foundry sand, and flame-retardant chemicals, including without limitation per- and polyfluoroalkyl substances, perfluorooctanic acid, and perflurooctane sulfonate; and (ii) any material, waste, or substance that is defined, characterized, or regulated as toxic, hazardous, a pollutant, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, or words of similar import under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Inactive Employee” has the meaning set forth in Section 4.05(b).

“Indebtedness” means, without duplication, (i) any indebtedness for borrowed money and (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, in the case of clauses (i) and (ii), whether incurred, assigned, granted or unsecured, and guarantees of any of the foregoing of any other Person. For avoidance of doubt, Indebtedness shall not include capital leases.

“Independent Accountant” means a partner in the New York office of a nationally recognized independent registered public accounting firm appointed by mutual agreement of Buyer and Seller.

“Initial Separation and Migration Plan” has the meaning set forth in Section 4.11.

“Insurance Contract” means any contract or policy of insurance, binder, slip, endorsement or certificate, and forms with respect thereto, including any pre-need or final expense insurance policy, variable, fixed, indexed or payout annuity, guaranteed investment contract, synthetic guaranteed investment contract and any other insurance policy or insurance or annuity contract or certificate issued by or novated to an Insurance Subsidiary.

“Insurance Law” means all applicable requirements relating to the underwriting, pricing, sale, issuance, marketing, advertising and administration of insurance products (including licensing and appointments) and all Laws regulating the business and products of insurance and the ownership and control of insurance companies, and all applicable decrees, orders and directions of insurance regulatory authorities.

“Insurance Producer” means an insurance agent, insurance broker, insurance intermediary or insurance agency.

“Insurance Regulator” means any Governmental Authority principally charged with the supervision of insurance companies.

“Insurance Representative” has the meaning set forth in Section 2.22.

“Insurance Subsidiary” means each of (i) ALOC, (ii) AMLIC and (iii) USIC.

“Intellectual Property” means all intellectual property rights in any jurisdiction throughout the world, including patents and patent applications; trademarks, service marks, logos, designs, trade names and internet domain names (and all registrations and applications therefor); copyrights and copyrightable works (and all registrations and applications therefor); rights in computer software, data and databases; technology, know-how, inventions (whether or not patentable); and trade secrets, in each case, to the extent protectable by applicable Law.

“Intercompany Contract” means any agreement between Seller or any of its Affiliates, on the one hand, and any other Affiliate of Seller, on the other hand, primarily relating to the Business or to which any Acquired Company is a counterparty, but in all cases excluding any Ancillary Agreement.

“Interest Rate” means 6%.

“Interim Tax Period” means the taxable period beginning on January 1, 2021 and ending on the Closing Date.

“Interfinancial” has the meaning set forth in the Preamble.

“Investment Assets” means any interest in any bonds, notes, debentures, mortgage loans, real estate, instruments of indebtedness, stocks, partnership or joint venture interests and all other equity interests (including equity interests in private equity and other investment funds), certificates issued by or interests in trusts, derivatives, warrants, and any other assets acquired for investment or hedging purposes and rights associated with any of the foregoing.

“Investment Canada Act” means the Investment Canada Act, R.S.C., 1985 c. 28, and the regulations thereunder.

“Investment Portfolio Adjustment Amount” means an amount (which may be positive or negative) equal to (i) the amount of cash substituted for the Substitution Investment Assets, minus (ii) the value of the Substitution Investment Assets set forth on the Adjusted December 31, 2020 Balance Sheet, minus (iii) the aggregate amount of cash dividends paid to Interfinancial pursuant to the last sentence of Section 4.14(b), if any.

“IRS” means the Internal Revenue Service.

“IT Systems” means the software, hardware, servers, systems, data communication lines, circuits, network and telecommunications equipment and other information technology equipment, owned, leased or licensed and controlled by the Acquired Companies.

“Key Employee” means Tammy Schultz, Fernand LeBlanc, and Steven McGee.

“Knowledge of Seller” means the actual knowledge, after reasonable inquiry of their direct reports, of the Persons specified in Section 8.01(a)(i) of the Seller Disclosure Schedule.

“Laws” has the meaning set forth in Section 2.14(a).

“Leakage” means any of the following payments, liabilities or obligations that occur or are agreed to after the Balance Sheet Date and at or prior to the Closing, in each case, excluding Permitted Leakage:

(i) any dividend or distribution declared, paid or made (whether actual or deemed) by any Acquired Company to Seller or any of its Affiliates (other than any of the Acquired Companies);

(ii) any payments made by any of the Acquired Companies to Seller or any of its Affiliates (other than any of the Acquired Companies) in respect of any capital stock, loan capitol, or other securities of any Acquired Company being issued, redeemed, purchased or repaid, or any other return of capital;

(iii) any Transaction Related Expenses;

(iv) any payment made (or future benefits granted) to or assets or rights transferred or surrendered to or encumbered, or liabilities assumed, indemnified, or incurred for the benefit of, or on behalf of, Seller or any Affiliate of Seller (other than any of the Acquired Companies), except, in each case, any payments made in the ordinary course of business consistent with past practice pursuant to any Intercompany Contract in effect as of the date of this Agreement or payable pursuant to Section 4.09;

(v) any payments, liabilities or obligations made or incurred by an Acquired Company as a result of any action or omission arising from, in response to or otherwise related to a Contagion Event that is not a Contagion Protocol;

(vi) any payments, liabilities or obligations made or incurred by an Acquired Company as a result of taking any action that would have required the consent of Buyer pursuant to Section 4.01 and for which Buyer did not provide its consent; and

(vii) payments by the Acquired Companies related to the 2020 Tax Period pursuant to the Tax Sharing Agreement in excess of the amounts for such 2020 Tax Period reflected on the Adjusted December 31, 2020 Balance Sheet.

For the avoidance of doubt, in no event shall any such payment, liability or obligation be included in any calculation of aggregate Leakage more than once.

“Leased Real Property” means that certain land located near 8th Street, Rapid City, South Dakota totaling .15 acres pursuant to the Real Property Lease.

“Liaison Committee” has the meaning set forth in Section 4.11.

“License Period” has the meaning set forth in Section 4.13(d).

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Litigation” means any action, cease and desist letter, demand, suit, arbitration proceeding, administrative or regulatory proceeding, citation, summons or subpoena of any nature, civil, criminal, regulatory or otherwise, in law or in equity.

“Losses” means any and all damages, judgments, awards, liabilities, losses, obligations, claims of any kind or nature, fines and costs and expenses (including reasonable fees and expenses of attorneys, auditors, consultants and other agents and any action brought by any Governmental Authority); provided that in no event shall Losses include any amounts constituting consequential, special, incidental, indirect or punitive damages, lost profits, diminution in value or similar items.

“Material Adverse Effect” means any event, change, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Acquired Companies, taken as a whole; provided that any such event, change, occurrence or circumstance resulting from any of the following, individually or in the aggregate, shall not be considered when determining whether a Material Adverse Effect has occurred: (i) any change or effect related to a Contagion Event, (ii) any change in economic conditions generally or capital and financial markets generally, including changes in interest or exchange rates, (iii) any change in the industry in which the Business operates or in which products of the Business are sold, used or distributed, (iv) any change in Laws, SAP or GAAP, or the enforcement or interpretation thereof, applicable to the Business, (v) conditions in jurisdictions in which the Business operates, including hostilities, riots, protests, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any of the foregoing, (vi) any declaration of martial law, quarantine or similar directive, policy or guidance or action by a Governmental Authority, (vii) any change resulting from the negotiation, execution, announcement or consummation of the transactions contemplated by, or the performance of obligations under, this Agreement, including any such change relating to the identity of, or facts and circumstances relating to, Buyer and including any actions by customers, Insurance Producers, suppliers or personnel, (viii) any action taken by Buyer or any of its Affiliates or any of their respective agents or Representatives, (ix) any effects of catastrophic events, weather, hurricane, flood, tornado, earthquake or other natural disaster, any national or international political, social or global health conditions, including any force majeure event, (x) any actions required to be taken or omitted pursuant to this Agreement or taken with Buyer’s consent or not taken because Buyer withheld, delayed or conditioned its consent, (xi) the failure of the Business to achieve any financial projections or forecasts (other than the facts underlying any such failure), or (xii) any change or development (or threatened change or development) in the credit, financial strength or other ratings of Seller and its Affiliates (other than the facts underlying any such change); provided, further, that with respect to clauses (ii), (iii), (iv), (v), (vi) and (ix), such change or effect shall be taken into account in determining whether a Material Adverse Effect has occurred solely to the extent such change or effect is disproportionately adverse with respect to the Acquired Companies or the Business as compared to life insurance companies operating in the United States that issued insurance policies with similar features and risks as the policies issued in connection with the Business and which were issued during the same period in which such policies were issued.

“Material Contract” has the meaning set forth in Section 2.09(b).

“Milliman Appraisal” means that certain Actuarial Appraisal of the Preneed Operations of Assurant as of June 30, 2020, dated October 28, 2020, prepared by Milliman, Inc. for Assurant, Inc. and posted in Folder 1.2.1 of the Electronic Data Room for this transaction.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of section 4001(a)(3) of ERISA.

“Net Base Purchase Price” has the meaning set forth in Section 1.05.

“New Benefit Plans” has the meaning set forth in Section 4.05(f).

“New Holdco” has the meaning set forth in the Recitals.

“New Holdco Securities” has the meaning set forth in Section 2.04(b).

“New Holdco Units” has the meaning set forth in the Recitals.

“No-Action Letter” means a communication in writing from the Commission advising that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

“Owned Intellectual Property” has the meaning set forth in Section 2.11(a).

“Owned Real Property” means that certain real property located at 414 and 440 Mt. Rushmore Road, Rapid City, South Dakota 57701, together with all improvements and fixtures presently or hereafter located thereon or attached or appurtenant thereto.

“Permits” has the meaning set forth in Section 2.14(b).

“Permitted Leakage” means any of the following payments or transactions made, or to be made, between any of the Acquired Companies, on the one hand, and Seller or any of its Affiliates (other than any of the Acquired Companies), on the other hand:

(i) payment of any amounts provided or reserved for in the December 2020 Financial Statements, to the extent of the amounts so reserved for therein;

(ii) payment of cash dividends or distributions by the Acquired Companies to Seller or any of its Affiliates (other than any of the Acquired Companies) in an amount not to exceed $12,000,000 in the aggregate;

(iii) payment of any amounts pursuant to a written request by, or with the prior written consent of, Buyer to pay such amounts;

(iv) any action taken in connection with the Pre-Closing Restructuring;

(v) payment of any amounts in connection with the settlement of intercompany obligations pursuant to Section 4.09;

(vi) the substitution of cash for the Substitution Investment Assets in accordance with Section 4.14(b);

(vii) the aggregate amount of cash dividends paid to Interfinancial pursuant to the last sentence of Section 4.14(b), if any;

(viii) any payment related to the Interim Tax Period pursuant to the Tax Sharing Agreement, as modified by Section 5.05(c);

(ix) payments related to the 2020 Tax Period pursuant to the Tax Sharing Agreement in an amount not to exceed the amounts for such 2020 Tax Period reflected on the Adjusted December 31, 2020 Balance Sheet;

(x) payment of any amounts pursuant to the express terms of this Agreement; and

(xi) other payments, transactions or actions as set forth in Section 8.01(a)(ii) of the Seller Disclosure Schedule on the date of this Agreement.

“Permitted Liens” means (i) Taxes, assessments, governmental levies, fees or charges or statutory liens for current Taxes or other governmental charges not yet due and payable or due and payable but not yet delinquent, or the amount or validity of which is being contested in good faith by appropriate proceedings for which adequate accruals have been made and that have been sufficiently reflected or reserved against on the Financial Statements, (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business or in connection with construction contracts for amounts that are not delinquent or are being contested in good faith (and that have been sufficiently reflected or reserved against on the Financial Statements) and that would not, individually or in the aggregate, be materially adverse to the Business, (iii) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Authorities having jurisdiction over the Real Property, (iv) all rights relating to the construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under or above the Real Property, (v) all matters disclosed in the Seller Disclosure Schedule, (vi) any state of facts which an accurate survey or inspection of the Real Property would disclose and which, individually or in the aggregate, do not materially impair the continued use of the Real Property for the purposes for which it is used for the Business, (vii) title exceptions disclosed by any title insurance commitment or title insurance policy for any such Real Property issued by a title company and delivered or otherwise made available to Buyer prior to the date of this Agreement, (viii) statutory Liens in favor of the lessor arising in connection with the Leased Real Property, (ix) other defects, irregularities or imperfections of title, encroachments, easements, servitudes, permits, rights of way, flowage rights, restrictions, leases, licenses, covenants, sidetrack agreements and oil, gas, mineral and mining reservations, rights, licenses and leases, which, in each case, do not, individually or in the aggregate, materially impair the continued use of the Real Property for the purposes for which it is used for the Business or materially reduce the value thereof, and (x) Liens that, individually or in the aggregate, do not, and would not reasonably be expected to, materially detract from the value of any of the property, rights or assets of the Business or materially interfere with the use thereof as currently used by New Holdco.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Data” means information that, alone or in combination with other information, identifies or can be used to identify a particular individual under the applicable Privacy and Security Laws.

“Pre-Closing Restructuring” has the meaning set forth in the Recitals.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period ending at the completion of the Closing Date.

“Privacy and Security Laws” means applicable Laws regarding collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring, and storing Personal Data including local, provincial, federal, state or foreign Laws or regulations regarding (i) data privacy and information security (including those specifically directed towards companies in the insurance sector), (ii) data breach notification (as applicable), (iii) unfair or deceptive practices, (iv) website and mobile application privacy policies and practices, (v) call or electronic monitoring or recording or any outbound communications (including, but not limited to, outbound calling and text messaging, telemarketing and e-mail marketing), (vi) the collection and use of social security numbers or government identification numbers, (vii) applicable rules of self regulatory organizations (including the Payment Card Industry Data Security Standard) and (viii) trespass, computer crime and other Laws governing unauthorized access to or use of electronic data, including U.S. Federal Trade Commission Act, the U.S. Privacy Act of 1974, the U.S. Controlling Assault of Non-Solicited Pornography and Marketing Act of 2003 (CAN-SPAM), the U.S. Gramm-Leach-Bliley Act (GLBA), the U.S. Telephone Consumer Protection Act (TCPA), the U.S. Telemarketing and Consumer Fraud and Abuse Prevention Act, the U.S. Children’s Online Privacy Protection Act (COPPA), the Canadian Personal Information Protection and Electronic Documents Act (PIPEDA), the Alberta and British Columbia provincial Personal Information Protection Acts (PIPAs) and Canada’s Anti-Spam Legislation (CASL).

“Processing” means, with respect to the Personal Data of the Acquired Companies, any processing of such Personal Data, including the collection, use, storage, transmission, transfer, protection, disclosure, distribution, destruction, or disposal of such Personal Data. “Process” and “Processed” have correlative meanings.

“Proposed Allocation Schedule” has the meaning set forth in Section 5.06(b).

“Public Privacy and Security Notices” means the publicly posted past or present, external facing, policies, notices, and statement concerning the privacy, security, or Processing of Personal Data that are or were applicable to the Acquired Companies and the Business.

“Purchase Price” has the meaning set forth in Section 1.05.

“Purchased Equity” has the meaning set forth in the Recitals.

“R&W Policy” has the meaning set forth in Section 4.16.

“Real Property” means the Owned Real Property and the Leased Real Property, collectively.

“Real Property Lease” means that certain Land Lease #89998, dated July 8, 2020, by and between Dakota, Minnesota & Eastern Railroad Corporation, a Delaware corporation, as lessor, and Seller (as successor in interest to the original lessee), as lessee.

“Representatives” means counsel, financial advisors, auditors, actuarial consultants and other authorized representatives.

“Reserves” means the statutory policy reserves with respect to the Insurance Contracts.

“Resolution Period” has the meaning set forth in Section 1.06(d).

“Restricted Person” has the meaning set forth in Section 4.15(a).

“Review Period” has the meaning set forth in Section 1.06(c).

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures administered, enacted, or enforced by (i) the United States (including the Department of the Treasury, Office of Foreign Assets Control), (ii) the European Union, (iii) the United Nations, (iv) the United Kingdom or (v) other similar Governmental Authorities with regulatory authority over Buyer’s operations from time to time.

“SAP” means, for any Person, the statutory accounting principles and practices prescribed or permitted by the insurance Governmental Authority of the jurisdiction of domicile of such Person as in effect at the relevant time.

“Section 338 Elections” has the meaning set forth in Section 5.06(a).

“Securities Act” means the Securities Act of 1933.

“Security Incident” has the meaning set forth in Section 2.12(c).

“Seller” has the meaning set forth in the Preamble.

“Seller Closing Statement” has the meaning set forth in Section 1.06(a).

“Seller Disclosure Schedule” means the letter, dated as of the date of this Agreement, delivered by Seller to Buyer concurrently with the execution of this Agreement and identified as the Seller Disclosure Schedule.

“Seller’s Marks” means any trademarks or service marks, trade names, service names, domain names or logos owned by Seller and any of its Affiliates and which will continue to be owned by Seller and any of its Affiliates (other than the Acquired Companies) (including “Assurant”), or any confusingly similar mark, name or logo that were or are used in the Business.

“Separation and Migration Plans” has the meaning set forth in Section 4.11.

“Shared Contract” means any contract pursuant to which a third party provides material services or benefits to, or any customer or other comingled contract between, Seller or one or more of its Affiliates in respect of both the Business and any other business of Seller and its Affiliates (other than the Acquired Companies).

“Solvent” has the meaning set forth in Section 3.05.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than fifty percent (50%) of such securities or ownership interests are at the time directly or indirectly owned by such Person.

“Substitution Investment Assets” has the meaning set forth in Section 4.14(b).

“Tax” or “Taxes” means all income, premium, excise, gross receipts, ad valorem, sales, use, employment, franchise, profits, gains, property, commercial activity, transfer, intangibles, payroll, stamp taxes or other taxes, fees, duties, levies, customs, tariffs, imposts, assessments and charges of the same or of a similar nature to any of the foregoing (whether payable directly or by withholding) imposed by any Tax Authority, together with any interest and any penalties thereon or additional amounts with respect thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the tax liability of any other Person; provided that any guarantee fund assessment or escheatment obligation shall not be treated as a Tax.

“Tax Act” means the Income Tax Act (Canada).

“Tax Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Return” means all returns, reports and claims for refunds (including elections, declarations, disclosures, schedules, estimates, and information returns) required to be supplied to a Tax Authority relating to Taxes and, in each case, any amendments thereto.

“Tax Sharing Agreement” means the Fourth Amended and Restated Federal Tax Allocation Agreement, dated June 1, 2018, among Seller, AMLIC, USIC, Family Considerations and other members of Seller’s consolidated Tax group.

“Transaction/Retention Bonuses” means any fees, costs and expenses or payments of any of the Acquired Companies related to any transaction bonus, discretionary bonus, change-of-control payment, retention or other compensatory payments to any current or former officer, director, employee, independent contractor, consultant or other service provider of any of the Acquired Companies or any of their respective Affiliates as a result of the execution of this Agreement or in connection with the transactions contemplated by this Agreement including, but not intended to duplicate, the bonuses to Employees that are described in Section 2.17(a) of the Seller Disclosure Schedule and identified as “transaction/retention bonuses” and any payroll Taxes of the Acquired Companies relating thereto.

“Transaction Related Expenses” means the aggregate amount of (i) out-of-pocket fees and expenses incurred by or on behalf of, or paid or to be paid by, the Acquired Companies in connection with the negotiation, preparation, execution or performance of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby and (ii) Transaction/Retention Bonuses.

“Transferred Intellectual Property” has the meaning set forth in Section 2.11(a).

“Transferred IT Assets” has the meaning set forth in Section 2.11(g).

“Transition Services Agreement” has the meaning set forth in the Recitals.

“Treasury Regulations” means the regulations prescribed under the Code.

“USIC” means Union Security Insurance Company, a Kansas insurance company.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988.

(b) Construction. As used in this Agreement, references to the following terms have the meanings indicated:

(i) to the Preamble or to the Recitals, Sections, Articles, Exhibits or Schedules are to the Preamble or a Recital, Section or Article of, or an Exhibit or Schedule to, this Agreement unless otherwise clearly indicated to the contrary;

(ii) to any contract (including this Agreement) or “organizational document” (including “Organizational Documents”) are to the contract or organizational document as amended, modified, supplemented or replaced from time to time;

(iii) to any Law are to such Law as amended, modified, supplemented or replaced from time to time and all rules and regulations promulgated thereunder, and to any section of any Law include any successor to such section;

(iv) to any Governmental Authority include any successor to the Governmental Authority;

(v) to any “copy” of any contract or other document or instrument are to a true and complete copy thereof;

(vi) to “hereof,” “herein,” “hereunder,” “hereby,” “herewith” and words of similar import refer to this Agreement as a whole and not to any particular Article, Section or clause of this Agreement, unless otherwise clearly indicated to the contrary;

(vii) to the “date of this Agreement” and words of similar import refer to March 8, 2021; and

(viii) to “this Agreement” includes the Exhibits and Schedules (including the Buyer Disclosure Schedule and the Seller Disclosure Schedule) to this Agreement.

(c) Any documents and agreements which have been posted to the Electronic Data Room at least two Business Days prior to the date of this Agreement shall be deemed to have been “delivered,” “provided,” or “made available” (or any phrase of similar import) to Buyer by Seller.

(d) Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular. All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the Person referred to may require. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e) Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a Business Day, the party having such right or duty shall be allowed until the end of the next Business Day to exercise such right or discharge such duty. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day. With respect to any determination of any period of time, unless otherwise set forth herein, the word “from” means “from and including” and the word “to” means “to but excluding.”

(f) The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

(g) References to a “party” hereto means Seller or Buyer and references to “parties” hereto means Seller and Buyer unless the context otherwise requires.

(h) References to “dollars” or “$” mean United States dollars, unless otherwise clearly indicated to the contrary.

(i) The parties have participated jointly in the negotiation and drafting of this Agreement; consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(j) Any requirement to provide “access” or “cooperate” (or derivative forms of those and other similar terms) shall be interpreted as requiring only electronic access or cooperation, shall not require in person meetings, and shall otherwise be construed in light of limitations imposed by any applicable Contagion Event.

(k) No summary of this Agreement prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement.

(l) All capitalized terms used without definition in the Exhibits and Schedules (including the Buyer Disclosure Schedule and the Seller Disclosure Schedule) to this Agreement shall have the meanings ascribed to such terms in this Agreement.

ARTICLE IX

Miscellaneous

Section 9.01 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants and other agreements, in each case, of the parties hereto contained in this Agreement, or in any instrument or certificate delivered by it at Closing, will survive the Closing or termination of this Agreement, and none of the parties hereto shall have any liability after the Closing in respect thereof, except in the case of fraud and for those which contemplate performance after the Closing or termination of this Agreement or otherwise expressly by their terms survive the Closing or termination of this Agreement, each of which will survive in accordance with its terms.

Section 9.02 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including by electronic mail) and shall be given:

if to Buyer,

CMFG Life Insurance Company

5910 Mineral Point Road

Madison, WI 53705

Attention:     Brian Kaas, VP, Corporate Development

E-mail:         brian.kaas@cunamutual.com

with a copy (which shall not constitute notice) to:

CMFG Life Insurance Company

5910 Mineral Point Road

Madison, WI 53705

Attention:     Mike Anderson, SVP, Chief Legal Officer

E-mail:         mike.anderson@cunamutual.com

Foley & Lardner LLP

777 East Wisconsin Avenue, Suite 3600

Milwaukee, WI 53202

Attention:     Thomas Hrdlick

Email:         thrdlick@foley.com

if to Seller,

Assurant, Inc.

28 Liberty Street, 41st Floor

New York, NY 10005

Attention:     Lila Subramanian, VP, Managing Attorney—M&A, Strategy &    Investment

E-mail:         lila.subramanian@assurant.com

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attention:     Nicholas F. Potter

E-mail:         nfpotter@debevoise.com

or to such other address(es) as may be furnished in writing by any such party to the other party hereto in accordance with the provisions of this Section 9.02.

Section 9.03 Amendment; Waivers, etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. Except as otherwise provided herein, the rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

Section 9.04 Expenses. Regardless of whether any or all of the transactions contemplated by this Agreement are consummated, and except as otherwise expressly provided herein, Buyer and its Affiliates, on the one hand, and Seller and its Affiliates, on the other, shall each bear their respective direct and indirect fees, costs and expenses incurred in connection with the negotiation and preparation of this Agreement, the Ancillary Agreements and the consummation of the transactions contemplated hereby or thereby, including all fees and expenses of their respective Representatives.

Section 9.05 Governing Law, Etc.

(a) THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. Buyer and Seller hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State, City and County of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby. Each of Buyer and Seller irrevocably agrees that all claims in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby, or with respect to any such action or proceeding, shall be heard and determined in such a New York State or federal court, and that such jurisdiction of such courts with respect thereto shall be exclusive, except solely to the extent that all such courts shall lawfully decline to exercise such jurisdiction. Each of Buyer and Seller hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that it is not subject to such jurisdiction. Each of Buyer and Seller hereby waives, and agrees not to assert, to the maximum extent permitted by law, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. Buyer and Seller hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.02 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

(b) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.06 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, successors and permitted assigns; provided that this Agreement shall not be assignable or otherwise transferable by any party without the prior written consent of the other party. Any assignment or transfer or purported assignment or transfer in violation of this Section 9.06 shall be null and void.

Section 9.07 Entire Agreement. This Agreement, the Ancillary Agreements (when executed and delivered) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements, understandings and representations, both written and oral, between the parties with respect to the subject matter hereof.

Section 9.08 Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is determined by a court of competent jurisdiction to be invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative or unenforceable to any extent whatsoever. Upon any such determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.09 Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be executed in several counterparts any by electronic means, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by the other party. Until and unless each party has received a counterpart hereof signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except as provided in Section 4.08, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties and their respective successors and assigns.

Section 9.10 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court specified in Section 9.05, in addition to any other remedy to which they are entitled at law or in equity. The parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and the posting of any bond or other security in connection therewith.

Section 9.11 No Other Representations and Warranties; Due Investigation.

(a) Except for the representations and warranties contained in Article II, none of Seller nor its Affiliates, nor any of their respective Representatives, makes or has made, and none of Buyer or its Affiliates, nor any of its or their respective Representatives, relies or has relied upon, any other representation or warranty on behalf of Seller. Notwithstanding anything to the contrary contained in this Agreement or the Ancillary Agreements, no representation or warranty has been made or is being made to Buyer or any of its Affiliates or their respective Representatives (i) with respect to any business operations of Seller or any of its Affiliates other than the Business, (ii) as to the accuracy or completeness of any of the information (including any projections, estimates or other forward-looking information (financial or otherwise)) provided (including any set forth in the Electronic Data Room, or provided in any management presentations, information memoranda, supplemental information or other materials) or otherwise furnished or made available by or on behalf of Seller at any time prior to the Closing, (iii) whether reserves for Losses (A) will be sufficient or adequate for the purposes for which they were established or (B) may not develop adversely, (iv) whether reinsurance recoverables taken into account in determining the amount of any reserves for

Losses will be collectible or (v) as to the accuracy of fact or opinions recited in the documents and papers that are provided to Buyer, including operating statements, appraisals and other information, such as expert opinions, and reports provided to Seller by third parties or prepared by Seller for its own purposes. Seller expressly disclaims, and Buyer expressly disclaims any reliance on, and shall cause its Affiliates and any of its or its Affiliates’ respective Representatives to expressly disclaim any reliance on, any and all representations and warranties, whether express or implied, other than those contained in Article II.

(b) Except for the representations and warranties contained in Article III, neither Buyer or its Affiliates, nor any of its or their respective Representatives, makes or has made, and neither Seller nor its Affiliates, nor any of its or their respective Representatives, relies or has relied upon, any other representation or warranty on behalf of Buyer. Each of Buyer and Seller expressly disclaims any reliance on, and shall cause its respective Affiliates, and any of its or its respective Affiliates’ respective Representatives to expressly disclaim any reliance on, any and all representations and warranties, whether express or implied, other than those contained in Article III.

(c) Buyer has conducted its own independent review and analysis of the business, operations, technology, Assets, liabilities, results of operations, financial condition and prospects of the Business and acknowledges and agrees that Seller has provided Buyer with access to the personnel, properties, premises and books and records related thereto for this purpose. In entering into this Agreement and the Ancillary Agreements, except for the specific representations and warranties made by Seller in Article II and the documents and information expressly delivered or made available pursuant thereto, or as set forth in an applicable section of the Seller Disclosure Schedule, Buyer has relied solely upon its own investigation and analysis, and Buyer acknowledges and agrees that Seller and its Affiliates and its and their respective Representatives shall not have any liability or responsibility whatsoever to Buyer or its Affiliates or any of their respective Representatives (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom).

(d) Notwithstanding anything to the contrary contained in this Agreement, any Ancillary Agreement or any other agreement, document or instrument delivered or to be delivered in connection herewith or therewith, Buyer acknowledges and agrees that (i) it has had an opportunity to ask questions to Seller relating to the Business and receive responses to such questions from Seller and (ii) no fact, condition, development or issue relating to the adequacy or sufficiency of Reserves may be used, directly or indirectly, to demonstrate or support the breach or violation of any representation, warranty, covenant or agreement of or by Seller or its Affiliates contained in this Agreement, any Ancillary Agreement or any other agreement, document or instrument delivered or to be delivered in connection herewith or therewith.

Section 9.12 Legal Representation; Privilege. Buyer and Seller hereby agree that, (a) in the event that a dispute arises after the Closing between Buyer, any Acquired Company or any of their Affiliates, on the one hand, and Seller or any of its Affiliates, on the other hand, Debevoise & Plimpton LLP (“Debevoise”) may represent Seller and its Affiliates in such dispute even though the interests of Seller may be directly adverse to Buyer, the Acquired Companies and their respective Subsidiaries or Affiliates and (b) all privileged communications prior to the Closing between Seller, the Acquired Companies or any of their respective Affiliates, directors, managers, officers, employees or representatives, on the one hand, and Debevoise, on the other hand, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute arising in connection with, this Agreement, the Ancillary Agreements or any agreement entered into pursuant to this Agreement, or otherwise relating to the foregoing or any potential sale of the Acquired Companies, shall be deemed to be privileged and confidential communications of Seller, and the control of the confidentiality and privilege applicable thereto shall be retained by Seller. Notwithstanding the foregoing, in the event that a dispute arises between Buyer, any Acquired Company or any of their respective Affiliates, on the one hand, and a Person other than a party to this Agreement or its Affiliates, on the other hand, after the Closing, Buyer, the Acquired Companies and their respective Affiliates may assert the attorney-client privilege to prevent disclosure to such third-party of such privileged communications; provided that none of Buyer, the Acquired Companies nor any of their respective Affiliates may waive such privilege without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

ASSURANT, INC.

By	/s/ Alan Colberg
	Name:	Alan Colberg
	Title:	President and CEO

INTERFINANCIAL INC.

By	/s/ Joe Pehota
	Name:	Joe Pehota
	Title:	Vice President

CMFG LIFE INSURANCE COMPANY

By	/s/ Robert N. Trunzo
	Name:	Robert N. Trunzo
	Title:	President and CEO

TRUSTAGE GLOBAL HOLDINGS, ULC

By	/s/ Laureen A. Winger
	Name:	Laureen A. Winger
	Title:	President

[Signature Page to Equity Purchase Agreement]